02038130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bank of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001014956
Registrant CIK Number

8-K FOR 5-23-02 2002-D
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-74544
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, 2002.

Bank of America Mortgage Securities, Inc.
(Registrant)

By: Judy V. Ford
Name: Judy V. Ford
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

BOAMS02D - Price/Yield - 1A2

Balance	$50,000,000.00	Delay	24
Initial Coupon	5.343	Dated	5/1/02
Settle	5/23/02	First Payment	6/25/02

Price	0 CPR To Roll	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	22 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.4247	5.456	5.463	5.479	5.489	5.493	5.500	5.512	5.526	5.541	5.578	5.625	5.686
99.4872	5.441	5.446	5.457	5.464	5.467	5.472	5.481	5.491	5.502	5.528	5.562	5.605
99.5497	5.426	5.429	5.436	5.440	5.442	5.444	5.450	5.456	5.462	5.478	5.498	5.524
99.6122	5.410	5.411	5.414	5.415	5.416	5.417	5.419	5.421	5.423	5.428	5.435	5.444
99.6747	5.395	5.394	5.392	5.391	5.390	5.389	5.387	5.386	5.383	5.378	5.372	5.363
99.7372	5.380	5.377	5.370	5.366	5.364	5.362	5.356	5.351	5.344	5.328	5.308	5.283
99.7997	5.365	5.360	5.349	5.342	5.339	5.334	5.325	5.316	5.305	5.279	5.245	5.202
99.8622	5.350	5.343	5.327	5.317	5.313	5.306	5.294	5.281	5.265	5.229	5.182	5.122
99.9247	5.334	5.326	5.305	5.293	5.287	5.279	5.263	5.246	5.226	5.179	5.119	5.042
99.9872	5.319	5.309	5.283	5.268	5.262	5.252	5.232	5.211	5.187	5.130	5.056	4.962
100.0497	**5.304**	**5.292**	**5.262**	**5.244**	**5.236**	**5.224**	**5.202**	**5.176**	**5.148**	**5.080**	**4.994**	**4.883**
100.1122	5.289	5.275	5.240	5.220	5.211	5.197	5.171	5.141	5.109	5.031	4.931	4.803
100.1747	5.274	5.258	5.219	5.195	5.185	5.169	5.140	5.107	5.070	4.982	4.869	4.723
100.2372	5.259	5.241	5.197	5.171	5.160	5.142	5.109	5.072	5.031	4.932	4.806	4.644
100.2997	5.244	5.224	5.175	5.147	5.134	5.115	5.078	5.038	4.992	4.883	4.744	4.565
100.3622	5.229	5.207	5.154	5.122	5.109	5.087	5.048	5.003	4.953	4.834	4.681	4.486
100.4247	5.213	5.190	5.132	5.098	5.084	5.060	5.017	4.968	4.914	4.785	4.619	4.406
100.4872	5.198	5.173	5.111	5.074	5.058	5.033	4.986	4.934	4.875	4.736	4.557	4.328
100.5497	5.183	5.156	5.089	5.050	5.033	5.006	4.956	4.899	4.836	4.687	4.495	4.249
100.6122	5.168	5.139	5.068	5.026	5.007	4.978	4.925	4.865	4.798	4.638	4.433	4.170
100.6747	5.153	5.122	5.046	5.002	4.982	4.951	4.894	4.831	4.759	4.589	4.371	4.092
WAL	4.776	4.218	3.279	2.894	2.753	2.553	2.252	1.987	1.753	1.368	1.065	0.828
Mod Dum	4.110	3.652	2.876	2.555	2.437	2.270	2.016	1.791	1.592	1.259	0.993	0.781
Principal Window	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07
LIBOR_1YR	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525

Class 1A1

20 CPR To Roll

Period	Date	Balance	Principal	Interest	Cash Flow	Coupon
Total			230,590,000.00	35,582,706.91	266,172,706.91	
0	23-May-02	230,590,000.00	0	0	0	0
1	25-Jun-02	225,989,176.76	4,600,823.24	1,026,701.97	5,627,525.21	5.343
2	25-Jul-02	221,476,151.98	4,513,024.78	1,006,216.81	5,519,241.59	5.343
3	25-Aug-02	217,049,271.17	4,426,880.81	986,122.57	5,413,003.37	5.343
4	25-Sep-02	212,706,910.84	4,342,360.33	966,411.88	5,308,772.21	5.343
5	25-Oct-02	208,447,477.89	4,259,432.95	947,077.52	5,206,510.47	5.343
6	25-Nov-02	204,269,409.09	4,178,068.80	928,112.39	5,106,181.20	5.343
7	25-Dec-02	200,171,170.46	4,098,238.62	909,509.54	5,007,748.17	5.343
8	25-Jan-03	196,151,256.80	4,019,913.66	891,262.13	4,911,175.80	5.343
9	25-Feb-03	192,208,191.08	3,943,065.72	873,363.47	4,816,429.19	5.343
10	25-Mar-03	188,340,523.97	3,867,667.11	855,806.97	4,723,474.08	5.343
11	25-Apr-03	184,546,833.28	3,793,690.68	838,586.18	4,632,276.86	5.343
12	25-May-03	180,825,723.51	3,721,109.77	821,694.77	4,542,804.55	5.343
13	25-Jun-03	177,175,825.29	3,649,898.22	805,126.53	4,455,024.75	5.343
14	25-Jul-03	173,595,794.93	3,580,030.36	788,875.36	4,368,905.72	5.343
15	25-Aug-03	170,084,313.93	3,511,481.00	772,935.28	4,284,416.27	5.343
16	25-Sep-03	166,640,088.53	3,444,225.41	757,300.41	4,201,525.81	5.343
17	25-Oct-03	163,261,849.20	3,378,239.33	741,964.99	4,120,204.32	5.343
18	25-Nov-03	159,948,350.24	3,313,498.96	726,923.38	4,040,422.34	5.343
19	25-Dec-03	156,698,369.31	3,249,980.93	712,170.03	3,962,150.95	5.343
20	25-Jan-04	153,510,707.01	3,187,662.30	697,699.49	3,885,361.79	5.343
21	25-Feb-04	150,384,186.42	3,126,520.59	683,506.42	3,810,027.01	5.343
22	25-Mar-04	147,317,652.72	3,066,533.70	669,585.59	3,736,119.29	5.343
23	25-Apr-04	144,309,972.75	3,007,679.97	655,931.85	3,663,611.82	5.343
24	25-May-04	141,360,034.62	2,949,938.13	642,540.15	3,592,478.28	5.343
25	25-Jun-04	138,466,747.31	2,893,287.31	629,405.55	3,522,692.87	5.343
26	25-Jul-04	135,629,040.27	2,837,707.04	616,523.19	3,454,230.23	5.343
27	25-Aug-04	132,845,863.04	2,783,177.22	603,888.30	3,387,065.52	5.343
28	25-Sep-04	130,116,184.92	2,729,678.13	591,496.20	3,321,174.33	5.343
29	25-Oct-04	127,438,994.52	2,677,190.40	579,342.31	3,256,532.71	5.343
30	25-Nov-04	124,813,299.46	2,625,695.06	567,422.12	3,193,117.18	5.343
31	25-Dec-04	122,238,126.00	2,575,173.46	555,731.21	3,130,904.67	5.343

32	25-Jan-05	119,712,518.69	2,525,607.31	544,265.25	3,069,872.57	5.343
33	25-Feb-05	117,235,540.02	2,476,978.67	533,019.99	3,009,998.66	5.343
34	25-Mar-05	114,806,270.10	2,429,269.92	521,991.24	2,951,261.16	5.343
35	25-Apr-05	112,423,806.33	2,382,463.77	511,174.92	2,893,638.69	5.343
36	25-May-05	110,087,263.06	2,336,543.27	500,567.00	2,837,110.27	5.343
37	25-Jun-05	107,795,771.29	2,291,491.77	490,163.54	2,781,655.31	5.343
38	25-Jul-05	105,548,478.35	2,247,292.94	479,960.67	2,727,253.61	5.343
39	25-Aug-05	103,481,609.14	2,066,869.21	469,954.60	2,536,823.81	5.343
40	25-Sep-05	101,454,433.37	2,027,175.77	460,751.86	2,487,927.63	5.343
41	25-Oct-05	99,466,198.43	1,988,234.94	451,725.86	2,439,960.80	5.343
42	25-Nov-05	97,516,165.85	1,950,032.58	442,873.25	2,392,905.83	5.343
43	25-Dec-05	95,603,611.05	1,912,554.80	434,190.73	2,346,745.53	5.343
44	25-Jan-06	93,727,823.07	1,875,787.98	425,675.08	2,301,463.06	5.343
45	25-Feb-06	91,888,104.32	1,839,718.75	417,323.13	2,257,041.88	5.343
46	25-Mar-06	90,083,770.33	1,804,333.99	409,131.78	2,213,465.77	5.343
47	25-Apr-06	88,314,149.50	1,769,620.83	401,097.99	2,170,718.81	5.343
48	25-May-06	86,578,582.88	1,735,566.63	393,218.75	2,128,785.37	5.343
49	25-Jun-06	84,876,423.89	1,702,158.99	385,491.14	2,087,650.13	5.343
50	25-Jul-06	83,207,038.13	1,669,385.76	377,912.28	2,047,298.03	5.343
51	25-Aug-06	81,569,803.14	1,637,234.99	370,479.34	2,007,714.33	5.343
52	25-Sep-06	79,964,108.17	1,605,694.97	363,189.55	1,968,884.52	5.343
53	25-Oct-06	78,389,353.96	1,574,754.20	356,040.19	1,930,794.39	5.343
54	25-Nov-06	76,844,952.55	1,544,401.41	349,028.60	1,893,430.01	5.343
55	25-Dec-06	75,330,327.04	1,514,625.52	342,152.15	1,856,777.67	5.343
56	25-Jan-07	73,844,911.37	1,485,415.67	335,408.28	1,820,823.95	5.343
57	25-Feb-07	72,388,150.16	1,456,761.20	328,794.47	1,785,555.67	5.343
58	25-Mar-07	70,959,498.51	1,428,651.66	322,308.24	1,750,959.89	5.343
59	25-Apr-07	0	70,959,498.51	315,582.49	71,275,081.00	5.3368

acting as underwriter and not acting as agent for the Issuer in connection with the proposed transaction.

BOAMS02DD - Price/Yield - 1A1

Balance	$282,280,000.00	Delay	24
Coupon	5.209	Dated	5/1/02
Settle	5/23/02	First Payment	6/25/02

Price	5 CPR To Roll	10 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
99-12.00	5.342	5.352	5.363	5.375	5.389	5.422	5.441	5.488	5.548
99-14.00	5.325	5.332	5.341	5.350	5.361	5.386	5.402	5.438	5.484
99-16.00	5.308	5.313	5.319	5.326	5.333	5.351	5.362	5.388	5.421
99-18.00	5.290	5.294	5.297	5.301	5.306	5.316	5.323	5.338	5.357
99-20.00	5.273	5.274	5.275	5.277	5.278	5.281	5.283	5.288	5.294
99-22.00	5.256	5.255	5.254	5.252	5.251	5.246	5.244	5.238	5.231
99-24.00	5.239	5.236	5.232	5.228	5.223	5.212	5.205	5.189	5.168
99-26.00	5.222	5.217	5.210	5.203	5.196	5.177	5.165	5.139	5.105
99-28.00	5.205	5.197	5.189	5.179	5.168	5.142	5.126	5.089	5.042
99-30.00	5.188	5.178	5.167	5.155	5.141	5.107	5.087	5.040	4.979
100-00.00	**5.171**	**5.159**	**5.146**	**5.130**	**5.113**	**5.072**	**5.048**	**4.990**	**4.916**
100-02.00	5.154	5.140	5.124	5.106	5.086	5.038	5.009	4.941	4.854
100-04.00	5.137	5.121	5.102	5.082	5.059	5.003	4.970	4.892	4.791
100-06.00	5.120	5.102	5.081	5.058	5.031	4.968	4.931	4.842	4.729
100-08.00	5.103	5.083	5.059	5.033	5.004	4.934	4.892	4.793	4.666
100-10.00	5.086	5.064	5.038	5.009	4.977	4.899	4.853	4.744	4.604
100-12.00	5.069	5.045	5.016	4.985	4.950	4.865	4.815	4.695	4.542
100-14.00	5.052	5.025	4.995	4.961	4.922	4.830	4.776	4.646	4.480
100-16.00	5.036	5.006	4.973	4.937	4.895	4.796	4.737	4.597	4.418
100-18.00	5.019	4.987	4.952	4.913	4.868	4.762	4.699	4.548	4.356
100-20.00	5.002	4.968	4.931	4.888	4.841	4.727	4.660	4.500	4.294
WAL	4.218	3.721	3.279	2.894	2.553	1.987	1.754	1.368	1.065
Mod Durn	3.665	3.253	2.885	2.562	2.276	1.795	1.595	1.261	0.994
Principal Window	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07
LIBOR_1YR	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525

BOAMS02D - Price/Yield - 1A1

Balance	$230,590,000.00	Delay	24
Initial Coupon	5.343	Dated	5/1/02
Settle	5/23/02	First Payment	6/25/02

Price	0 CPR To Roll	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	22 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.3735	5.469	5.477	5.497	5.509	5.514	5.523	5.538	5.555	5.574	5.619	5.678	5.752
99.4360	5.453	5.460	5.475	5.485	5.488	5.495	5.506	5.520	5.534	5.569	5.614	5.671
99.4985	5.438	5.443	5.453	5.460	5.463	5.467	5.475	5.484	5.495	5.519	5.550	5.590
99.5610	5.423	5.425	5.432	5.435	5.437	5.439	5.444	5.449	5.455	5.469	5.487	5.510
99.6235	5.408	5.408	5.410	5.411	5.411	5.412	5.413	5.414	5.416	5.419	5.423	5.429
99.6860	5.392	5.391	5.388	5.386	5.385	5.384	5.382	5.379	5.376	5.369	5.360	5.349
99.7485	5.377	5.374	5.366	5.362	5.360	5.357	5.351	5.344	5.337	5.319	5.297	5.268
99.8110	5.362	5.357	5.345	5.337	5.334	5.329	5.320	5.309	5.298	5.270	5.234	5.188
99.8735	5.347	5.340	5.323	5.313	5.308	5.302	5.289	5.274	5.258	5.220	5.171	5.108
99.9360	5.332	5.323	5.301	5.288	5.283	5.274	5.258	5.240	5.219	5.170	5.108	5.028
99.9985	**5.317**	**5.306**	**5.280**	**5.264**	**5.257**	**5.247**	**5.227**	**5.205**	**5.180**	**5.121**	**5.045**	**4.948**
100.0610	5.301	5.289	5.258	5.240	5.232	5.219	5.196	5.170	5.141	5.071	4.982	4.868
100.1235	5.286	5.272	5.236	5.215	5.206	5.192	5.165	5.135	5.102	5.022	4.920	4.789
100.1860	5.271	5.255	5.215	5.191	5.181	5.164	5.134	5.101	5.063	4.973	4.857	4.709
100.2485	5.256	5.238	5.193	5.167	5.155	5.137	5.103	5.066	5.024	4.923	4.795	4.630
100.3110	5.241	5.221	5.171	5.142	5.130	5.110	5.073	5.031	4.985	4.874	4.732	4.550
100.3735	5.226	5.204	5.150	5.118	5.104	5.082	5.042	4.997	4.946	4.825	4.670	4.471
100.4360	5.211	5.187	5.128	5.094	5.079	5.055	5.011	4.962	4.907	4.776	4.608	4.392
100.4985	5.196	5.170	5.107	5.070	5.054	5.028	4.981	4.928	4.868	4.727	4.546	4.313
100.5610	5.181	5.153	5.085	5.046	5.028	5.001	4.950	4.893	4.829	4.678	4.484	4.235
100.6235	5.166	5.136	5.064	5.021	5.003	4.973	4.919	4.859	4.791	4.629	4.422	4.156
WAL	4.776	4.218	3.279	2.894	2.753	2.553	2.252	1.987	1.753	1.368	1.065	0.828
Mod Durn	4.109	3.652	2.875	2.554	2.437	2.269	2.015	1.790	1.591	1.258	0.992	0.780
Principal Window	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07
LIBOR_1YR	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525

20 CPR To Roll

Period	Date	Balance	Principal	Interest	Cash Flow	Coupon
Total			282,280,000.00	42,466,820.09	324,746,820.09	
0	23-May-02	282,280,000.00	0	0	0	0
1	25-Jun-02	276,647,877.12	5,632,122.88	1,225,330.43	6,857,453.31	5.209
2	25-Jul-02	271,123,233.36	5,524,643.75	1,200,882.33	6,725,526.08	5.209
3	25-Aug-02	265,704,043.38	5,419,189.98	1,176,900.77	6,596,090.75	5.209
4	25-Sep-02	260,388,319.76	5,315,723.62	1,153,376.97	6,469,100.59	5.209
5	25-Oct-02	255,174,112.30	5,214,207.46	1,130,302.30	6,344,509.76	5.209
6	25-Nov-02	250,059,507.33	5,114,604.96	1,107,668.29	6,222,273.26	5.209
7	25-Dec-02	245,042,627.05	5,016,880.28	1,085,466.64	6,102,346.92	5.209
8	25-Jan-03	240,121,628.83	4,920,998.22	1,063,689.20	5,984,687.43	5.209
9	25-Feb-03	235,294,704.56	4,826,924.27	1,042,327.97	5,869,252.24	5.209
10	25-Mar-03	230,560,080.02	4,734,624.54	1,021,375.10	5,755,999.64	5.209
11	25-Apr-03	225,916,014.24	4,644,065.78	1,000,822.88	5,644,888.66	5.209
12	25-May-03	221,360,798.89	4,555,215.36	980,663.77	5,535,879.12	5.209
13	25-Jun-03	216,892,757.64	4,468,041.25	960,890.33	5,428,931.58	5.209
14	25-Jul-03	212,510,245.60	4,382,512.03	941,495.31	5,324,007.34	5.209
15	25-Aug-03	208,211,648.74	4,298,596.87	922,471.56	5,221,068.42	5.209
16	25-Sep-03	203,995,383.25	4,216,265.49	903,812.07	5,120,077.55	5.209
17	25-Oct-03	199,859,895.06	4,135,488.19	885,509.96	5,020,998.15	5.209
18	25-Nov-03	195,803,659.22	4,056,235.84	867,558.49	4,923,794.33	5.209
19	25-Dec-03	191,825,179.40	3,978,479.82	849,951.05	4,828,430.87	5.209
20	25-Jan-04	187,922,987.33	3,902,192.07	832,681.13	4,734,873.21	5.209
21	25-Feb-04	184,095,642.28	3,827,345.05	815,742.37	4,643,087.42	5.209
22	25-Mar-04	180,341,730.56	3,753,911.72	799,128.50	4,553,040.22	5.209
23	25-Apr-04	176,659,865.02	3,681,865.55	782,833.40	4,464,698.94	5.209
24	25-May-04	173,048,684.50	3,611,180.51	766,851.03	4,378,031.54	5.209
25	25-Jun-04	169,506,853.44	3,541,831.06	751,175.50	4,293,006.56	5.209
26	25-Jul-04	166,033,061.31	3,473,792.13	735,801.00	4,209,593.13	5.209
27	25-Aug-04	162,626,022.19	3,407,039.12	720,721.85	4,127,760.96	5.209
28	25-Sep-04	159,284,474.32	3,341,547.87	705,932.46	4,047,480.33	5.209
29	25-Oct-04	156,007,179.61	3,277,294.71	691,427.36	3,968,722.06	5.209
30	25-Nov-04	152,792,923.23	3,214,256.38	677,201.17	3,891,457.54	5.209
31	25-Dec-04	149,640,513.17	3,152,410.06	663,248.61	3,815,658.68	5.209
32	25-Jan-05	146,548,779.80	3,091,733.37	649,564.53	3,741,297.90	5.209

33	25-Feb-05	143,516,575.46	3,032,204.34	636,143.83	3,668,348.16	5.209
34	25-Mar-05	140,542,774.07	2,973,801.39	622,981.53	3,596,782.93	5.209
35	25-Apr-05	137,626,270.69	2,916,503.38	610,072.76	3,526,576.14	5.209
36	25-May-05	134,765,981.15	2,860,289.54	597,412.70	3,457,702.25	5.209
37	25-Jun-05	131,960,841.64	2,805,139.50	584,996.66	3,390,136.16	5.209
38	25-Jul-05	129,209,808.39	2,751,033.26	572,820.02	3,323,853.28	5.209
39	25-Aug-05	126,679,592.53	2,530,215.85	560,878.24	3,091,094.10	5.209
40	25-Sep-05	124,197,968.63	2,481,623.91	549,895.00	3,031,518.91	5.209
41	25-Oct-05	121,764,015.33	2,433,953.30	539,122.68	2,973,075.98	5.209
42	25-Nov-05	119,376,828.63	2,387,186.70	528,557.30	2,915,744.00	5.209
43	25-Dec-05	117,035,521.50	2,341,307.13	518,194.92	2,859,502.05	5.209
44	25-Jan-06	114,739,223.59	2,296,297.90	508,031.69	2,804,329.60	5.209
45	25-Feb-06	112,487,080.94	2,252,142.65	498,063.85	2,750,206.50	5.209
46	25-Mar-06	110,278,255.63	2,208,825.32	488,287.67	2,697,112.99	5.209
47	25-Apr-06	108,111,925.49	2,166,330.14	478,699.53	2,645,029.67	5.209
48	25-May-06	105,987,283.83	2,124,641.65	469,295.85	2,593,937.50	5.209
49	25-Jun-06	103,903,539.15	2,083,744.69	460,073.13	2,543,817.82	5.209
50	25-Jul-06	101,859,914.81	2,043,624.34	451,027.95	2,494,652.29	5.209
51	25-Aug-06	99,855,648.80	2,004,266.00	442,156.91	2,446,422.92	5.209
52	25-Sep-06	97,889,993.47	1,965,655.33	433,456.73	2,399,112.06	5.209
53	25-Oct-06	95,962,215.21	1,927,778.26	424,924.15	2,352,702.41	5.209
54	25-Nov-06	94,071,594.24	1,890,620.97	416,555.98	2,307,176.96	5.209
55	25-Dec-06	92,217,424.32	1,854,169.92	408,349.11	2,262,519.03	5.209
56	25-Jan-07	90,399,012.51	1,818,411.81	400,300.47	2,218,712.28	5.209
57	25-Feb-07	88,615,678.93	1,783,333.58	392,407.05	2,175,740.63	5.209
58	25-Mar-07	86,866,756.49	1,748,922.44	384,665.89	2,133,588.34	5.209
59	25-Apr-07	0	86,866,756.49	376,644.17	87,243,400.65	5.2031

BOAMS02D - Price/Yield - 1A3

Balance	$1,625,000.00	Delay	24
Initial Coupon	5.343	Dated	5/1/02
Settle	5/23/02	First Payment	6/25/02

Price	0 CPR To Roll	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	22 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98.4830	5.688	5.724	5.811	5.863	5.885	5.921	5.987	6.061	6.144	6.341	6.595	6.920
98.5455	5.672	5.706	5.789	5.838	5.859	5.893	5.955	6.025	6.104	6.290	6.530	6.837
98.6080	5.657	5.689	5.767	5.813	5.833	5.865	5.923	5.989	6.063	6.239	6.465	6.755
98.6705	5.641	5.671	5.745	5.788	5.807	5.837	5.892	5.954	6.023	6.188	6.400	6.672
98.7330	5.626	5.654	5.722	5.763	5.780	5.809	5.860	5.918	5.983	6.137	6.335	6.590
98.7955	5.610	5.637	5.700	5.738	5.754	5.781	5.828	5.882	5.943	6.086	6.271	6.507
98.8580	5.595	5.619	5.678	5.713	5.728	5.752	5.797	5.847	5.903	6.036	6.206	6.425
98.9205	5.580	5.602	5.656	5.688	5.702	5.724	5.765	5.811	5.863	5.985	6.142	6.343
98.9830	5.564	5.585	5.634	5.664	5.676	5.697	5.734	5.776	5.823	5.934	6.077	6.261
99.0455	5.549	5.567	5.612	5.639	5.650	5.669	5.702	5.740	5.783	5.884	6.013	6.179
99.1080	**5.534**	**5.550**	**5.590**	**5.614**	**5.624**	**5.641**	**5.671**	**5.705**	**5.743**	**5.833**	**5.949**	**6.098**
99.1705	5.518	5.533	5.568	5.589	5.598	5.613	5.639	5.669	5.703	5.783	5.885	6.016
99.2330	5.503	5.516	5.546	5.565	5.572	5.585	5.608	5.634	5.663	5.732	5.821	5.935
99.2955	5.488	5.499	5.525	5.540	5.547	5.557	5.577	5.599	5.623	5.682	5.757	5.854
99.3580	5.473	5.481	5.503	5.515	5.521	5.529	5.545	5.563	5.584	5.632	5.693	5.772
99.4205	5.457	5.464	5.481	5.491	5.495	5.502	5.514	5.528	5.544	5.582	5.630	5.691
99.4830	5.442	5.447	5.459	5.466	5.469	5.474	5.483	5.493	5.504	5.531	5.566	5.610
99.5455	5.427	5.430	5.437	5.441	5.443	5.446	5.452	5.458	5.465	5.481	5.503	5.530
99.6080	5.411	5.413	5.415	5.417	5.418	5.419	5.421	5.423	5.425	5.431	5.439	5.449
99.6705	5.396	5.395	5.393	5.392	5.392	5.391	5.390	5.388	5.386	5.382	5.376	5.369
99.7330	5.381	5.378	5.372	5.368	5.366	5.363	5.358	5.353	5.347	5.332	5.313	5.288
WAL	4.776	4.218	3.279	2.894	2.753	2.553	2.252	1.987	1.753	1.368	1.065	0.828
Mod Durn	4.101	3.641	2.862	2.540	2.422	2.255	2.000	1.776	1.577	1.245	0.981	0.770
Principal Window	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07	Jun02 - Apr07
LIBOR_1YR	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525

Class 2-A-1

20 CPR To Roll

Period	Date	Balance	Principal	Interest	Cash Flow	Coupon
Total			78,773,000.00	15,064,452.59	93,837,452.59	
0	23-May-02	78,773,000.00	0	0	0	0
1	25-Jun-02	77,201,884.79	1,571,115.21	372,202.42	1,943,317.63	5.67
2	25-Jul-02	75,660,738.73	1,541,146.07	364,778.91	1,905,924.97	5.67
3	25-Aug-02	74,148,997.26	1,511,741.47	357,496.99	1,869,238.46	5.67
4	25-Sep-02	72,666,106.43	1,482,890.83	350,354.01	1,833,244.85	5.67
5	25-Oct-02	71,211,522.63	1,454,583.80	343,347.35	1,797,931.15	5.67
6	25-Nov-02	69,784,712.44	1,426,810.18	336,474.44	1,763,284.63	5.67
7	25-Dec-02	68,385,152.45	1,399,559.99	329,732.77	1,729,292.76	5.67
8	25-Jan-03	67,012,329.02	1,372,823.43	323,119.85	1,695,943.27	5.67
9	25-Feb-03	65,665,738.16	1,346,590.87	316,633.25	1,663,224.12	5.67
10	25-Mar-03	64,344,885.29	1,320,852.86	310,270.61	1,631,123.47	5.67
11	25-Apr-03	63,049,285.14	1,295,600.15	304,029.58	1,599,629.74	5.67
12	25-May-03	61,778,461.50	1,270,823.64	297,907.87	1,568,731.52	5.67
13	25-Jun-03	60,531,947.08	1,246,514.41	291,903.23	1,538,417.64	5.67
14	25-Jul-03	59,309,283.38	1,222,663.70	286,013.45	1,508,677.15	5.67
15	25-Aug-03	58,110,020.46	1,199,262.92	280,236.36	1,479,499.28	5.67
16	25-Sep-03	56,933,716.83	1,176,303.63	274,569.85	1,450,873.47	5.67
17	25-Oct-03	55,779,939.28	1,153,777.55	269,011.81	1,422,789.36	5.67
18	25-Nov-03	54,648,262.71	1,131,676.57	263,560.21	1,395,236.78	5.67
19	25-Dec-03	53,538,270.01	1,109,992.71	258,213.04	1,368,205.75	5.67
20	25-Jan-04	52,449,551.86	1,088,718.15	252,968.33	1,341,686.48	5.67
21	25-Feb-04	51,381,706.64	1,067,845.22	247,824.13	1,315,669.35	5.67
22	25-Mar-04	50,334,340.27	1,047,366.37	242,778.56	1,290,144.94	5.67
23	25-Apr-04	49,307,066.04	1,027,274.23	237,829.76	1,265,103.99	5.67
24	25-May-04	48,299,504.51	1,007,561.53	232,975.89	1,240,537.41	5.67
25	25-Jun-04	47,311,283.36	988,221.15	228,215.16	1,216,436.31	5.67
26	25-Jul-04	46,342,037.25	969,246.11	223,545.81	1,192,791.93	5.67
27	25-Aug-04	45,391,407.69	950,629.56	218,966.13	1,169,595.69	5.67
28	25-Sep-04	44,459,042.93	932,364.76	214,474.40	1,146,839.16	5.67
29	25-Oct-04	43,544,597.82	914,445.11	210,068.98	1,124,514.09	5.67
30	25-Nov-04	42,647,733.69	896,864.13	205,748.22	1,102,612.36	5.67
31	25-Dec-04	41,768,118.23	879,615.47	201,510.54	1,081,126.01	5.67

32	25-Jan-05	40,905,425.35	862,692.88	197,354.36	1,060,047.23	5.67
33	25-Feb-05	40,059,335.12	846,090.23	193,278.13	1,039,368.37	5.67
34	25-Mar-05	39,229,533.58	829,801.53	189,280.36	1,019,081.89	5.67
35	25-Apr-05	38,415,712.70	813,820.88	185,359.55	999,180.43	5.67
36	25-May-05	37,617,570.22	798,142.48	181,514.24	979,656.72	5.67
37	25-Jun-05	36,834,809.56	782,760.66	177,743.02	960,503.68	5.67
38	25-Jul-05	36,067,139.71	767,669.85	174,044.48	941,714.32	5.67
39	25-Aug-05	35,361,225.35	705,914.37	170,417.24	876,331.60	5.67
40	25-Sep-05	34,668,861.51	692,363.84	167,081.79	859,445.63	5.67
41	25-Oct-05	33,989,791.37	679,070.14	163,810.37	842,880.51	5.67
42	25-Nov-05	33,323,762.93	666,028.43	160,601.76	826,630.20	5.67
43	25-Dec-05	32,670,528.94	653,233.99	157,454.78	810,688.77	5.67
44	25-Jan-06	32,029,846.79	640,682.16	154,368.25	795,050.41	5.67
45	25-Feb-06	31,401,478.40	628,368.38	151,341.03	779,709.41	5.67
46	25-Mar-06	30,785,190.22	616,288.18	148,371.99	764,660.17	5.67
47	25-Apr-06	30,180,753.05	604,437.17	145,460.02	749,897.19	5.67
48	25-May-06	29,587,942.02	592,811.03	142,604.06	735,415.09	5.67
49	25-Jun-06	29,006,536.47	581,405.54	139,803.03	721,208.57	5.67
50	25-Jul-06	28,436,319.92	570,216.55	137,055.88	707,272.44	5.67
51	25-Aug-06	27,877,079.94	559,239.98	134,361.61	693,601.60	5.67
52	25-Sep-06	27,328,608.09	548,471.85	131,719.20	680,191.05	5.67
53	25-Oct-06	26,790,699.88	537,908.21	129,127.67	667,035.89	5.67
54	25-Nov-06	26,263,154.64	527,545.24	126,586.06	654,131.30	5.67
55	25-Dec-06	25,745,775.49	517,379.15	124,093.41	641,472.55	5.67
56	25-Jan-07	25,238,369.26	507,406.23	121,648.79	629,055.02	5.67
57	25-Feb-07	24,740,746.40	497,622.86	119,251.29	616,874.15	5.67
58	25-Mar-07	24,252,720.95	488,025.45	116,900.03	604,925.48	5.67
59	25-Apr-07	23,774,110.43	478,610.52	114,594.11	593,204.62	5.67
60	25-May-07	23,304,735.82	469,374.62	112,332.67	581,707.29	5.67
61	25-Jun-07	22,844,421.44	460,314.38	110,114.88	570,429.26	5.67
62	25-Jul-07	22,392,994.95	451,426.49	107,939.89	559,366.38	5.67
63	25-Aug-07	21,950,287.23	442,707.71	105,806.90	548,514.61	5.67
64	25-Sep-07	21,516,132.38	434,154.85	103,715.11	537,869.96	5.67
65	25-Oct-07	21,090,367.59	425,764.79	101,663.73	527,428.51	5.67
66	25-Nov-07	20,672,833.14	417,534.45	99,651.99	517,186.44	5.67
67	25-Dec-07	20,263,372.32	409,460.82	97,679.14	507,139.96	5.67
68	25-Jan-08	19,861,831.36	401,540.96	95,744.43	497,285.39	5.67

69	25-Feb-08	19,468,059.40	393,771.96	93,847.15	487,619.11	5.67
70	25-Mar-08	19,081,908.43	386,150.97	91,986.58	478,137.55	5.67
71	25-Apr-08	18,703,233.22	378,675.21	90,162.02	468,837.23	5.67
72	25-May-08	18,331,891.27	371,341.94	88,372.78	459,714.72	5.67
73	25-Jun-08	17,967,742.80	364,148.47	86,618.19	450,766.66	5.67
74	25-Jul-08	17,610,650.64	357,092.16	84,897.58	441,989.75	5.67
75	25-Aug-08	17,260,480.21	350,170.43	83,210.32	433,380.75	5.67
76	25-Sep-08	16,917,099.49	343,380.72	81,555.77	424,936.49	5.67
77	25-Oct-08	16,580,378.92	336,720.57	79,933.30	416,653.86	5.67
78	25-Nov-08	16,250,191.42	330,187.50	78,342.29	408,529.79	5.67
79	25-Dec-08	15,926,412.28	323,779.14	76,782.15	400,561.29	5.67
80	25-Jan-09	15,608,919.16	317,493.12	75,252.30	392,745.42	5.67
81	25-Feb-09	15,297,592.03	311,327.13	73,752.14	385,079.28	5.67
82	25-Mar-09	14,992,313.11	305,278.91	72,281.12	377,560.03	5.67
83	25-Apr-09	0	14,992,313.11	70,821.73	15,063,134.85	5.6686

Class 2-A-1
20 CPR To Roll

Period	Date	Balance	Principal	Interest	Cash Flow	Coupon
Total			78,694,000.00	15,391,385.15	94,085,385.15	
0	23-May-02	78,694,000.00	0	0	0	0
1	25-Jun-02	77,124,406.93	1,569,593.07	380,288.75	1,949,881.82	5.799
2	25-Jul-02	75,584,753.82	1,539,653.11	372,703.69	1,912,356.80	5.799
3	25-Aug-02	74,074,476.68	1,510,277.14	365,263.32	1,875,540.46	5.799
4	25-Sep-02	72,593,022.09	1,481,454.59	357,964.91	1,839,419.50	5.799
5	25-Oct-02	71,139,846.98	1,453,175.11	350,805.78	1,803,980.88	5.799
6	25-Nov-02	69,714,418.46	1,425,428.52	343,783.31	1,769,211.83	5.799
7	25-Dec-02	68,316,213.61	1,398,204.85	336,894.92	1,735,099.77	5.799
8	25-Jan-03	66,944,719.32	1,371,494.29	330,138.10	1,701,632.39	5.799
9	25-Feb-03	65,599,432.08	1,345,287.25	323,510.35	1,668,797.60	5.799
10	25-Mar-03	64,279,857.80	1,319,574.28	317,009.25	1,636,583.53	5.799
11	25-Apr-03	62,985,511.68	1,294,346.12	310,632.41	1,604,978.53	5.799
12	25-May-03	61,715,917.97	1,269,593.71	304,377.48	1,573,971.19	5.799
13	25-Jun-03	60,470,609.86	1,245,308.11	298,242.17	1,543,550.28	5.799
14	25-Jul-03	59,249,129.28	1,221,480.58	292,224.22	1,513,704.80	5.799
15	25-Aug-03	58,051,026.74	1,198,102.54	286,321.41	1,484,423.95	5.799
16	25-Sep-03	56,875,861.18	1,175,165.56	280,531.58	1,455,697.14	5.799
17	25-Oct-03	55,723,199.81	1,152,661.37	274,852.60	1,427,513.97	5.799
18	25-Nov-03	54,592,617.95	1,130,581.86	269,282.36	1,399,864.22	5.799
19	25-Dec-03	53,483,698.90	1,108,919.06	263,818.82	1,372,737.88	5.799
20	25-Jan-04	52,396,033.73	1,087,665.16	258,459.97	1,346,125.13	5.799
21	25-Feb-04	51,329,221.24	1,066,812.49	253,203.83	1,320,016.32	5.799
22	25-Mar-04	50,282,867.71	1,046,353.53	248,048.46	1,294,401.99	5.799
23	25-Apr-04	49,256,586.82	1,026,280.89	242,991.95	1,269,272.85	5.799
24	25-May-04	48,249,999.49	1,006,587.32	238,032.45	1,244,619.78	5.799
25	25-Jun-04	47,262,733.78	987,265.72	233,168.12	1,220,433.83	5.799
26	25-Jul-04	46,294,424.69	968,309.09	228,397.16	1,196,706.25	5.799
27	25-Aug-04	45,344,714.09	949,710.59	223,717.80	1,173,428.40	5.799
28	25-Sep-04	44,413,250.59	931,463.51	219,128.33	1,150,591.84	5.799
29	25-Oct-04	43,499,689.35	913,561.24	214,627.03	1,128,188.27	5.799
30	25-Nov-04	42,603,692.05	895,997.30	210,212.25	1,106,209.55	5.799
31	25-Dec-04	41,724,926.68	878,765.36	205,882.34	1,084,647.70	5.799

32	25-Jan-05	40,863,067.51	861,859.17	201,635.70	1,063,494.88	5.799
33	25-Feb-05	40,017,794.89	845,272.62	197,470.77	1,042,743.39	5.799
34	25-Mar-05	39,188,795.18	828,999.71	193,385.99	1,022,385.70	5.799
35	25-Apr-05	38,375,760.64	813,034.53	189,379.85	1,002,414.38	5.799
36	25-May-05	37,578,389.32	797,371.32	185,450.86	982,822.18	5.799
37	25-Jun-05	36,796,384.92	782,004.40	181,597.56	963,601.96	5.799
38	25-Jul-05	36,029,456.72	766,928.20	177,818.53	944,746.73	5.799
39	25-Aug-05	35,324,286.02	705,170.70	174,112.35	879,283.05	5.799
40	25-Sep-05	34,632,651.46	691,634.56	170,704.61	862,339.17	5.799
41	25-Oct-05	33,954,296.49	678,354.97	167,362.28	845,717.25	5.799
42	25-Nov-05	33,288,969.39	665,327.10	164,084.13	829,411.24	5.799
43	25-Dec-05	32,636,423.16	652,546.23	160,868.94	813,415.17	5.799
44	25-Jan-06	31,996,415.44	640,007.72	157,715.51	797,723.23	5.799
45	25-Feb-06	31,368,708.44	627,707.00	154,622.67	782,329.68	5.799
46	25-Mar-06	30,753,068.82	615,639.62	151,589.28	767,228.90	5.799
47	25-Apr-06	30,149,267.65	603,801.17	148,614.20	752,415.37	5.799
48	25-May-06	29,557,080.29	592,187.36	145,696.33	737,883.69	5.799
49	25-Jun-06	28,976,286.32	580,793.96	142,834.59	723,628.55	5.799
50	25-Jul-06	28,406,669.49	569,616.83	140,027.90	709,644.73	5.799
51	25-Aug-06	27,848,017.59	558,651.90	137,275.23	695,927.13	5.799
52	25-Sep-06	27,300,122.42	547,895.17	134,575.54	682,470.71	5.799
53	25-Oct-06	26,762,779.68	537,342.73	131,927.84	669,270.57	5.799
54	25-Nov-06	26,235,788.94	526,990.74	129,331.13	656,321.87	5.799
55	25-Dec-06	25,718,953.53	516,835.42	126,784.45	643,619.86	5.799
56	25-Jan-07	25,212,080.46	506,873.06	124,286.84	631,159.90	5.799
57	25-Feb-07	24,714,980.41	497,100.05	121,837.38	618,937.43	5.799
58	25-Mar-07	24,227,467.60	487,512.81	119,435.14	606,947.95	5.799
59	25-Apr-07	23,749,359.76	478,107.84	117,079.23	595,187.08	5.799
60	25-May-07	23,280,478.04	468,881.72	114,768.78	583,650.50	5.799
61	25-Jun-07	22,820,646.97	459,831.07	112,502.91	572,333.98	5.799
62	25-Jul-07	22,369,694.38	450,952.59	110,280.77	561,233.37	5.799
63	25-Aug-07	21,927,451.34	442,243.04	108,101.54	550,344.58	5.799
64	25-Sep-07	21,493,752.11	433,699.23	105,964.41	539,663.63	5.799
65	25-Oct-07	21,068,434.07	425,318.04	103,868.55	529,186.59	5.799
66	25-Nov-07	20,651,337.67	417,096.40	101,813.20	518,909.61	5.799
67	25-Dec-07	20,242,306.35	409,031.32	99,797.59	508,828.90	5.799
68	25-Jan-08	19,841,186.52	401,119.83	97,820.94	498,940.77	5.799

69	25-Feb-08	19,447,827.48	393,359.04	95,882.53	489,241.57	5.799
70	25-Mar-08	19,062,081.36	385,746.11	93,981.62	479,727.74	5.799
71	25-Apr-08	18,683,803.10	378,278.26	92,117.50	470,395.76	5.799
72	25-May-08	18,312,850.37	370,952.74	90,289.48	461,242.21	5.799
73	25-Jun-08	17,949,083.50	363,766.87	88,496.85	452,263.71	5.799
74	25-Jul-08	17,592,365.49	356,718.01	86,738.94	443,456.96	5.799
75	25-Aug-08	17,242,561.90	349,803.59	85,015.10	434,818.69	5.799
76	25-Sep-08	16,899,540.84	343,021.06	83,324.68	426,345.74	5.799
77	25-Oct-08	16,563,172.91	336,367.93	81,667.03	418,034.96	5.799
78	25-Nov-08	16,233,331.13	329,841.77	80,041.53	409,883.30	5.799
79	25-Dec-08	15,909,890.96	323,440.17	78,447.57	401,887.74	5.799
80	25-Jan-09	15,592,730.17	317,160.79	76,884.54	394,045.33	5.799
81	25-Feb-09	15,281,728.86	311,001.31	75,351.87	386,353.18	5.799
82	25-Mar-09	14,976,769.39	304,959.47	73,848.95	378,808.42	5.799
83	25-Apr-09	0	14,976,769.39	72,358.29	15,049,127.68	5.7976

BOAMS02D - Price/Yield - 2A1

Balance	$78,694,000.00	Delay	24
Initial Coupon	5.799	Dated	5/1/02
Settle	5/23/02	First Payment	6/25/02

Price	0 CPR To Roll	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	22 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll	70 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.3742	5.914	5.922	5.942	5.953	5.958	5.967	5.981	5.998	6.016	6.059	6.113	6.180
99.4367	5.903	5.909	5.923	5.931	5.935	5.941	5.952	5.964	5.978	6.010	6.049	6.099
99.4992	5.891	5.895	5.904	5.910	5.912	5.916	5.923	5.931	5.940	5.960	5.985	6.018
99.5617	5.879	5.881	5.885	5.888	5.889	5.890	5.894	5.897	5.901	5.910	5.922	5.937
99.6242	5.867	5.867	5.866	5.866	5.866	5.865	5.865	5.864	5.863	5.861	5.859	5.856
99.6867	5.856	5.853	5.847	5.844	5.842	5.840	5.835	5.830	5.825	5.812	5.795	5.775
99.7492	5.844	5.840	5.829	5.822	5.819	5.815	5.806	5.797	5.787	5.762	5.732	5.694
99.8117	5.832	5.826	5.810	5.800	5.796	5.789	5.777	5.764	5.748	5.713	5.669	5.614
99.8742	5.821	5.812	5.791	5.778	5.773	5.764	5.748	5.730	5.710	5.664	5.606	5.533
99.9367	5.809	5.798	5.772	5.757	5.750	5.739	5.719	5.697	5.672	5.615	5.543	5.453
99.9992	**5.797**	**5.785**	**5.754**	**5.735**	**5.727**	**5.714**	**5.690**	**5.664**	**5.634**	**5.566**	**5.480**	**5.373**
100.0617	5.786	5.771	5.735	5.713	5.704	5.689	5.661	5.631	5.597	5.517	5.418	5.293
100.1242	5.774	5.757	5.716	5.692	5.681	5.664	5.632	5.598	5.559	5.468	5.355	5.213
100.1867	5.762	5.744	5.697	5.670	5.658	5.639	5.604	5.564	5.521	5.419	5.293	5.133
100.2492	5.751	5.730	5.679	5.648	5.635	5.614	5.575	5.531	5.483	5.371	5.230	5.054
100.3117	5.739	5.716	5.660	5.627	5.612	5.589	5.546	5.498	5.445	5.322	5.168	4.974
100.3742	5.727	5.703	5.642	5.605	5.589	5.564	5.517	5.465	5.408	5.273	5.106	4.895
100.4367	5.716	5.689	5.623	5.584	5.566	5.539	5.489	5.432	5.370	5.225	5.043	4.815
100.4992	5.704	5.675	5.604	5.562	5.544	5.514	5.460	5.400	5.333	5.176	4.981	4.736
100.5617	5.693	5.662	5.586	5.540	5.521	5.489	5.431	5.367	5.295	5.128	4.919	4.657
100.6242	5.681	5.648	5.567	5.519	5.498	5.464	5.403	5.334	5.258	5.080	4.857	4.578
WAL	6.620	5.568	3.968	3.378	3.171	2.885	2.473	2.130	1.843	1.399	1.073	0.829
Mod Durn	5.336	4.545	3.325	2.867	2.705	2.480	2.152	1.876	1.642	1.272	0.992	0.778
Principal Window	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09	Jun02 - Apr09
LIBOR_1YR	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525	2.5525

MBS New Issue Term Sheet

Bank of America Mortgage Securities, Inc.

Mortgage Pass-Through Certificates, Series 2002-D
$361,036,000 (approximate)

Classes 1-A-1 and 2-A-1 (Offered Certificates)

Bank of America, N.A.
Seller and Servicer

Bank of America

May 13, 2002

BoAMS 2002-D

To Maturity

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/ Moody's)
Offered Certificates						
1-A-1	$282,263,000	Variable – Pass-thru [2]	4.10	1 - 360	5/25/2032	AAA/Aaa
2-A-1	$78,773,000	Variable – Pass-thru [3]	4.11	1 - 360	5/25/2032	AAA/Aaa
Not Offered Hereunder						
B-1	$5,042,000					Not Rated/Aa2
B-2	$2,801,000					Not Rated/A2
B-3	$2,054,000					Not Rated/Baa2
B-4	$560,000					Not Rated/Ba2
B-5	$654,000					Not Rated/B2
B-6	$1,027,300					Not Rated/Not Rated
A-PO	$322,756	Principal Only [4]				AAA/Aaa

(1) *Class sizes are subject to change.*

(2) *For each Distribution Date occurring in the month of and prior to January 2007, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For each Distribution Date occurring in the month of February 2007 and prior to May 2007, interest will accrue on the certificates at a rate equal to the Adjusted Net WAC of the Group 1 Mortgage Loans. For each Distribution Date occurring in the month of or after May 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *For each Distribution Date occurring in the month of and prior to March 2009, interest will accrue on the certificates at a rate equal to the fixed rate applicable to each such certificates. For each Distribution Date occurring in the month of April 2009, interest will accrue on the certificates at a rate equal to the Adjusted Net WAC of the Group 2 Mortgage Loans. For each Distribution Date occurring in the month of or after May 2009, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(4) *The Class A-PO Certificates are Principal Only Certificates and will be deemed for purposes of distributions of principal to consist of two Components. The Class 1-A-PO and Class 2-A-PO are Principal Only Components and will not be entitled to distributions in respect of interest except as provided below. The Components are not severable. For each Distribution Date occurring in the month of or after May 2007, interest will accrue on the Class 1-A-PO Component at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after May 2009, interest will accrue on the Class 2-A-PO Component at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

To The Rate Reset Date [4]

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/ Moody's)
Offered Certificates						
1-A-1	$282,263,000	Variable – Pass-thru [2]	2.89	1 - 59	4/25/2007	AAA/Aaa
2-A-1	$78,773,000	Variable – Pass-thru [3]	3.38	1 - 83	4/25/2009	AAA/Aaa

(1) Class sizes are subject to change.

(2) For each Distribution Date occurring in the month of and prior to January 2007, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For each Distribution Date occurring in the month of February 2007 and prior to May 2007, interest will accrue on the certificates at a rate equal to the Adjusted Net WAC of the Group 1 Mortgage Loans. For each Distribution Date occurring in the month of or after May 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(3) For each Distribution Date occurring in the month of and prior to March 2009, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For each Distribution Date occurring in the month of April 2009, interest will accrue on the certificates at a rate equal to the Adjusted Net WAC of the Group 2 Mortgage Loans. For each Distribution Date occurring in the month of or after May 2009, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(4) Assumes any outstanding principal balance on the Class 1-A-1 Certificates will be paid in full on the Distribution Date occurring in the month of April 2007 and assumes any outstanding principal balance on the Class 2-A-1 Certificates will be paid in full on the Distribution Date occurring in the month of April 2009.

Preliminary Summary of Terms

Transaction:	Bank of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2002-D
Lead Manager (Book Runner):	Banc of America Securities LLC
Co-Managers:	Lehman Brothers Inc. and Bear, Stearns & Co. Inc.
Seller and Servicer:	Bank of America, N.A.
Trustee:	The Bank of New York
Transaction Size:	$373,497,057
Securities Offered:	$282,263,000 Class 1-A-1 Certificates $ 78,773,000 Class 2-A-1 Certificates
Group 1 Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years and thereafter the Mortgage Loans have a variable interest rate.
Group 2 Collateral:	7/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 7 years and thereafter the Mortgage Loans have a variable interest rate.
Rating Agencies:	Standard and Poor's and Moody's Investor Service, Inc. (Senior Certificates) and Moody's Investor Service, Inc. (Subordinate Certificates except for the Class B-6 Certificates)
Expected Pricing Date:	Week of May 13th, 2002
Expected Closing Date:	May 23, 2002
Collection Period:	The calendar month preceding the current Distribution Date
Distribution Date:	25th of each month, or the next succeeding Business Date (First Payment Date: June 25, 2002)
Cut-Off Date:	May 1, 2002
Senior Certificates:	Class 1-A-1, 2-A-1 and A-PO Component Certificates (the "Class A Certificates").
Subordinate Certificates:	Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates (the "Class B Certificates"). The Subordinate Certificates are not offered hereunder.

Preliminary Summary of Terms

Group 1-A Certificates and 1-A-PO Component: Class 1-A-1 and Component: 1-A-PO

Group 2-A Certificates and Class 2-A-PO Component: Class 2-A-1 and Component: 2-A-PO

Day Count: 30/360

Group 1 and Group 2 Prepayment Speed: 20% CPR

Clearing: DTC, Clearstream and Euroclear

Certificates:

	Original Certificate Form	Minimum Denominations	Incremental Denominations
Class 1-A-1 and 2-A-1	Book Entry	$1,000	$1
Class A-PO and Class B Certificates	Book Entry	$25,000	$1

SMMEA Eligibility: The Class A Certificates and the Class B-1 Certificate are expected to constitute "mortgage related securities" for purposes of SMMEA.

ERISA Eligibility: All of the Certificates, except the Class B-4, Class B-5 and Class B-6 Certificates, are expected to be ERISA eligible.

Tax Structure: REMIC

Optional Clean-up Call: Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 10% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance")

Principal: Principal will be allocated to the certificates according to the Priority of Distributions: The Group 1 Senior Principal Distribution Amount will generally be allocated to the Group 1-A Certificates (other than to Class 1-A-PO that will receive principal based on the Group 1 Ratio Strip Principal Amount) until their class balances have been reduced to zero. The Group 2 Senior Principal Distribution Amount will generally be allocated to the Group 2-A Certificates (other than to Class 2-A-PO that will receive principal based on the Group 2 Ratio Strip Principal Amount) until their class balances have been reduced to zero. The Subordinate Principal Distribution Amount will generally be allocated to the Subordinate Certificates on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. After the class balance of the Senior Certificates of a Group (other than the Class A-PO Component of such Group) has been reduced to zero, certain amounts otherwise payable to the Subordinate Certificates may be paid to the Senior Certificates of the other Group (other than the Class A-PO Component of such Group. *(Please see the Priority of Distributions section.)*

Preliminary Summary of Terms

Interest Accrual:	Interest will accrue on each class of Certificates (except for Class 1-A-PO and Class 2-A-PO; interest will accrue on the Class 1-A-PO beginning in April 2007 and on the Class 2-A-PO beginning in April 2009 and thereafter) during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on May 1, 2002. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.
Administrative Fee:	The Administrative Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Administrative Fees" consist of (a) servicing compensation payable to the Servicer in respect of its servicing activities (the "Servicing Fee") and (b) fees paid to the Trustee. The Administrative Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Administrative Fee Rate") equal to the sum of the Servicing Fee for such Mortgage Loan and the Trustee Fee Rate. The Trustee Fee Rate will be 0.0040% per annum. In the month of and prior to the Distribution Date in April 2007, the Servicing Fee Rate for Group 1 Mortgage Loans will be the per annum rate equal to (i) the related Mortgage Interest Rate on the Closing Date less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however*, that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. In the month of and prior to the Distribution Date in April 2009, the Servicing Fee Rate for Group 2 Mortgage Loans will be the per annum rate equal to (i) the related Mortgage Interest Rate on the Closing Date less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however*, that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. In the month of and after the Distribution Date in May 2007 for the Group 1 Mortgage Loans and May 2009 with respect to the Group 2 Mortgage Loans, the Servicing Fee Rate will equal 0.250% per annum for each related Mortgage Loan.
Adjusted Net WAC:	The Adjusted Net WAC of the Mortgage Loans of each Loan Group is equal to (A) the sum of the product, for each Mortgage Loan of such Loan Group, of (i) the Net Mortgage Interest Rate for such Mortgage Loan multiplied by (ii) the Stated Principal Balance of such Mortgage Loan on the due date of the month preceding the month of such Distribution Date divided by (B) the sum of the product of, for each Mortgage Loan of such Loan Group, of (i) the Non-Ratio Strip Percentage for such Mortgage Loan multiplied by (ii) the Stated Principal Balance of such Mortgage Loan on the due date of the month preceding the month of such Distribution Date.

Preliminary Summary of Terms

Group 1 Pool Distribution Amount:	The Group 1 Pool Distribution Amount with respect to any Group 1 Mortgage Loans on any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Group 1 Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Group 1 Mortgage Loans, by foreclosure or otherwise (collectively, "Group 1 Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Group 1 Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Group 1 Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.
Group 2 Pool Distribution Amount:	The Group 2 Pool Distribution Amount with respect to any Group 2 Mortgage Loans on any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Group 2 Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Group 2 Mortgage Loans, by foreclosure or otherwise (collectively, "Group 2 Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Group 2 Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Group 2 Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Preliminary Summary of Terms

Group 1 Senior Percentage:	For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Group 1-A Certificates (other than the Class 1-A-PO Component) divided by (ii) the aggregate principal balance of the Non-Ratio Strip Percentage of the Group 1 Mortgage Loans.
Group 1 Subordinated Percentage:	For any Distribution Date the percentage equal to 100% minus the Group 1 Senior Percentage for such date.
Group 2 Senior Percentage:	For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Group 2-A Certificates (other than the Class 2-A-PO Component) divided by (ii) the aggregate principal balance of the Non-Ratio Strip Percentage of the Group 2 Mortgage Loans.
Group 2 Subordinated Percentage:	For any Distribution Date the percentage equal to 100% minus the Group 2 Senior Percentage for such date.

Preliminary Summary of Terms

Group 1 and Group 2 Senior Prepayment Percentage:

For the following Distribution Dates, will be as follows:

Distribution Date	Group 1 and 2 Senior Prepayment %
June 2002 through May 2009	100%;
June 2009 through May 2010	the applicable Group 1 or Group 2 Senior Percentage plus, 70% of the applicable Group 1 or Group 2 Subordinate Percentage;
June 2010 through May 2011	the applicable Group 1 or Group 2 Senior Percentage plus, 60% of the applicable Group 1 or Group 2 Subordinate Percentage;
June 2011 through May 2012	the applicable Group 1 or Group 2 Senior Percentage plus, 40% of the applicable Group 1 or Group 2 Subordinate Percentage;
June 2012 through May 2013	the applicable Group 1 or Group 2 Senior Percentage plus, 20% of the applicable Group 1 or Group 2 Subordinate Percentage;
June 2013 and thereafter	the applicable Group 1 or Group 2 Senior Percentage;

provided, however,

(i) if on any Distribution Date a fraction equal to the sum of (a) the Group 1-A Certificates Balances and (b) the Group 2-A Certificates Balances divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans exceeds a fraction equal to the sum of (x) the Group 1-A Certificates Balances and (y) the Group 2-A Certificates Balances divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans as of the Closing Date,

Preliminary Summary of Terms

(ii) if on any Distribution Date prior to the June 2005 Distribution Date, prior to giving effect to any distributions, a fraction equal to the sum of (a) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 1 Mortgage Loans and (b) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 2 Mortgage Loans for such Distribution Date divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans is greater than or equal to a fraction equal to twice the sum of (x) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 1 Mortgage Loans and (y) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 2 Mortgage Loans divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans as of the Closing Date, then the Group 1 and Group 2 Senior Prepayment Percentage for such Distribution Date will equal the Group 1 and Group 2 Senior Percentage plus 50% of the Group 1 and Group 2 Subordinate Percentage, and

(iii) if on or after the June 2005 Distribution Date, prior to giving effect to any distributions, the sum of (a) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 1 Mortgage Loans and (b) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 2 Mortgage Loans for such Distribution Date divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans is greater than or equal to a fraction equal to twice the sum of (x) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 1 Mortgage Loans and (y) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 2 Mortgage Loans divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans as of the Closing Date, then the Group 1 and Group 2 Senior Prepayment Percentage for such Distribution Date will equal the Group 1 and Group 2 Senior Percentage.

Net Mortgage Interest Rate: As to any Mortgage Loan and Distribution Date, such Mortgage Loan's Mortgage Interest Rate thereon on the first day of the month proceeding the month of the related Distribution Date reduced by the Servicing Fee Rate applicable to each Mortgage Loan and the Trustee Fee Rate.

Preliminary Summary of Terms

Group 1 Discount Mortgage Loan:	Any Group 1 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Group 1 Premium Mortgage Loan:	Any Group 1 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Group 2 Discount Mortgage Loan:	Any Group 2 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Group 2 Premium Mortgage Loan:	Any Group 2 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Non-Ratio Strip Percentage:	As to any Group 1 Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Group 1 Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Group 2 Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Group 2 Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Mortgage Loan that is not a Discount Mortgage Loan, 100%.
Ratio Strip Percentage:	As to any Discount Mortgage Loan, 100% minus the Non-Ratio Strip Percentage for such Mortgage Loan. As to any Mortgage Loan that is not a Discount Mortgage Loan, 0%.
Group 1 Ratio Strip Principal Amount:	As to any Distribution Date, the sum of the applicable Ratio Strip Percentage of (a) the principal portion of each Group 1 Monthly Payment (without giving effect to payments to certain reductions thereof due on each Group 1 Mortgage Loan on the related Due Date), (b) the Stated Principal Balance, as of the date of repurchase, of each Group 1 Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to the Pooling and Servicing Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Group 1 Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Group 1 Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Group 1 Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Group 1 Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Group 1 Mortgage Loan and (f) all Principal Prepayments on Group 1 Mortgage Loans received during the calendar month preceding the month of such Distribution.

Preliminary Summary of Terms	
Group 2 Ratio Strip Principal Amount:	As to any Distribution Date, the sum of the applicable Ratio Strip Percentage of (a) the principal portion of each Group 2 Monthly Payment (without giving effect to payments to certain reductions thereof due on each Group 2 Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Group 2 Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to the pooling and Servicing Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Group 2 Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Group 2 Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Group 2 Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Group 2 Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Group 2 Mortgage Loan and (f) all Principal Prepayments on Group 2 Mortgage Loans received during the calendar month preceding the month of such Distribution
Group 1 Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Group 1 Senior Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 1 Ratio Strip Principal Amount" for such Distribution Date and (ii) the Group 1 Senior Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 1 Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Group 2 Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Group 2 Senior Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 2 Ratio Strip Principal Amount" for such Distribution Date and (ii) the Group 2 Senior Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 2 Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.

Preliminary Summary of Terms	
Subordinate Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the sum of: (A) (i) the Group 1 Subordinate Percentage of the applicable Group 1 Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 1 Ratio Strip Principal Amount" for such Distribution Date and (ii) the Group 1 Subordinate Prepayment Percentage of the applicable Group 1 Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 1 Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses and (B) the Group 2 Subordinate Percentage of the applicable Group 2 Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 2 Ratio Strip Principal Amount" for such Distribution Date and (ii) the Group 2 Subordinate Prepayment Percentage of the applicable Group 2 Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 2 Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Class 1-A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable Ratio Strip Percentage of each Realized Loss to be allocated to the Class 1-A-PO Component on such Distribution Date or previously allocated to the Class 1-A-PO Component and not yet distributed to the Class 1-A-PO Component. Class 1-A-PO Deferred Amounts will be payable to the holders of the Class 1-A-PO Component from amounts otherwise distributable as principal to the Subordinated Certificates, in reverse order of priority beginning with the Class B-6 Certificates.
Class 2-A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable Ratio Strip Percentage of each Realized Loss to be allocated to the Class 2-A-PO Component on such Distribution Date or previously allocated to the Class 2-A-PO Component and not yet distributed to the Class 2-A-PO Component. Class 2-A-PO Deferred Amounts will be payable to the holders of the Class 2-A-PO Component from amounts otherwise distributable as principal to the Subordinated Certificates, in reverse order of priority beginning with the Class B-6 Certificates.

Credit Support

Credit support for the Offered Certificates is provided by subordination. The Subordinate Certificates are cross-collateralized and the Subordinate Certificates provide credit support to the Senior Certificates. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments to the Senior Certificates (other than the Class A-PO Certificates), subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Senior Certificates (other than the Class A-PO Certificates) over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of those Senior Certificates relative to the amortization of the Subordinate Certificates. As a result, the credit support percentage for the Class A Certificates should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates


Priority of Payment
Class A
(Credit Support 3.25%)
Class B-1
(Credit Support 1.90%)
Class B-2
(Credit Support 1.15%)
Class B-3
(Credit Support 0.60%)
Class B-4
(Credit Support 0.45%)
Class B-5
(Credit Support 0.275%)
Class B-6
(Credit Support 0.00%)
Order of Loss Allocation

Priority of Distributions

Distributions will be made on each Distribution Date from the each applicable Pool Distribution Amount in the following order of priority:


Group 1 Pool Distribution Amount
First, to the Trustee
Second, to Group 1-A Certificates and Class 1-A-PO Component to pay Interest
Third, to Class 1-A-1 and Class 1-A-PO Component to pay Principal
Fourth, to Class 1-A-PO Component to pay any applicable Class 1-A-PO Component Deferred Amounts
Group 2 Pool Distribution Amount
First, to the Trustee
Second, to Group 2-A Certificates and Class 2-A-PO Component to pay Interest
Third, to Class 2-A-1 and Class 2-A-PO Component to pay Principal
Fourth, to Class 2-A-PO Component to pay any applicable Class 2-A-PO Component Deferred Amounts
Fifth, sequentially, to each class of Subordinate Certificates, subject to any payments to the Class A Certificates due to cross-collateralization, to pay Interest and Principal in the order of numerical class designations, beginning with Class B-1, until each class balance is zero
Sixth, to the residual certificate, any remaining amounts

Bond Summary to Maturity

1-A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	4.421	4.592	4.730	**4.837**	4.917	5.006	5.011
Average Life (Years)	11.269	7.459	5.372	**4.101**	3.257	2.224	1.408
Modified Duration	7.621	5.434	4.148	**3.312**	2.722	1.950	1.287
First Principal Payment Date	6/25/02	6/25/02	6/25/02	**6/25/02**	6/25/02	6/25/02	6/25/02
Last Principal Payment Date	5/25/32	5/25/32	5/25/32	5/25/32	5/25/32	5/25/32	5/25/32
Principal Payment Window (Months)	360	360	360	**360**	360	360	360

2-A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	5.031	5.204	5.328	**5.411**	5.462	5.492	5.434
Average Life (Years)	11.331	7.491	5.389	**4.111**	3.262	2.226	1.408
Modified Duration	7.313	5.276	4.062	**3.261**	2.690	1.935	1.280
First Principal Payment Date	6/25/02	6/25/02	6/25/02	**6/25/02**	6/25/02	6/25/02	6/25/02
Last Principal Payment Date	5/25/32	5/25/32	5/25/32	**5/25/32**	5/25/32	5/25/32	5/25/32
Principal Payment Window (Months)	360	360	360	**360**	360	360	360

Bond Summary to Rate Reset Date(1) (2)

1-A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	5.222	5.210	5.196	**5.181**	5.164	5.122	5.040
Average Life (Years)	4.218	3.721	3.279	**2.894**	2.553	1.987	1.368
Modified Duration	3.660	3.249	2.881	**2.559**	2.273	1.793	1.260
First Principal Payment Date	6/25/02	6/25/02	6/25/02	**6/25/02**	6/25/02	6/25/02	6/25/02
Last Principal Payment Date	4/25/07	4/25/07	4/25/07	**4/25/07**	4/25/07	4/25/07	4/25/07
Principal Payment Window (Months)	59	59	59	**59**	59	59	59

2-A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	5.655	5.640	5.624	**5.606**	5.586	5.536	5.441
Average Life (Years)	5.568	4.688	3.968	**3.378**	2.885	2.130	1.399
Modified Duration	4.565	3.894	3.338	**2.877**	2.488	1.881	1.274
First Principal Payment Date	6/25/02	6/25/02	6/25/02	**6/25/02**	6/25/02	6/25/02	6/25/02
Last Principal Payment Date	4/25/09	4/25/09	4/25/09	**4/25/09**	4/25/09	4/25/09	4/25/09
Principal Payment Window (Months)	83	83	83	**83**	83	83	83

(1) *Assumes any outstanding principal balance on the Group 1-A Certificates will be paid in full on the Distribution Date occurring in the month of April 2007.*

(2) *Assumes any outstanding principal balance on the Group 2-A Certificates will be paid in full on the Distribution Date occurring in the month of April 2009.*

Collateral Summary of Group 1 Mortgage Loans

Description of The Group 1 Mortgage Loans

The Group 1 Mortgage Loans consist of 5/1 one year LIBOR Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Group 1 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$291,830,419	
Total Number of Loans		583	
Average Loan Principal Balance		$500,567	$308,000 to $1,000,000
WA Gross Coupon		6.399%	5.125% to 7.250%
WA FICO		731	609 to 814
WA Original Term (mos.)		360	180 to 360
WA Remaining Term (mos.)		359	180 to 360
WA OLTV		70.25%	14.07% to 95.00%
WA Months to First Adjustment Date		60	56 to 60
WA Gross Margin		2.250%	
WA Rate Ceiling		11.399%	10.125% to 12.250%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	81.68%	
	FL	3.64%	
	VA	1.75%	
	NC	1.61%	
	GA	1.60%	

Collateral Summary of Group 1 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 1 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary	544	$274,493,926.98	94.06%
Second Home	33	14,746,470.02	5.05
Investor	6	2,590,021.61	0.89
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 1 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family	343	$174,275,965.67	59.72%
PUD Detach	118	61,950,484.49	21.23
Condominium	95	41,578,041.93	14.25
2-Family	14	8,375,359.11	2.87
PUD Attach	11	4,066,636.30	1.39
4-Family	2	1,583,931.11	0.54
Total:	**583**	**$291,830,418.61**	**100.00%**

Mortgage Loan Purpose of the Group 1 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Purchase	296	$148,245,020.08	50.80%
R/T REFI	197	100,966,375.72	34.60
C/O REFI	90	42,619,022.81	14.60
Total:	**583**	**$291,830,418.61**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 1 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
California	472	$238,379,491.70	81.68%
Florida	21	10,609,994.80	3.64
Virginia	10	5,119,484.66	1.75
North Carolina	9	4,688,439.69	1.61
Georgia	11	4,681,089.75	1.60
Massachusetts	7	3,851,192.65	1.32
Arizona	6	3,618,011.63	1.24
Illinois	8	3,532,646.58	1.21
Nevada	6	3,040,000.00	1.04
South Carolina	4	1,559,800.00	0.53
Tennessee	2	1,456,178.20	0.50
Colorado	3	1,437,050.17	0.49
Maryland	3	1,163,100.00	0.40
New York	3	1,160,336.47	0.40
Washington	3	1,025,700.00	0.35
District of Columbia	2	940,197.17	0.32
Missouri	2	753,283.35	0.26
Minnesota	2	745,376.39	0.26
Connecticut	1	626,800.00	0.21
Hawaii	1	527,545.40	0.18
Wisconsin	1	495,000.00	0.17
Kansas	1	450,000.00	0.15
Iowa	1	432,000.00	0.15
Oregon	1	431,900.00	0.15
Arkansas	1	376,800.00	0.13
West Virginia	1	369,000.00	0.13
New Mexico	1	360,000.00	0.12
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 1.59% of the Group 1 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 1 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
300,000.01 - 350,000.00	83	$27,484,136.24	9.42%
350,000.01 - 400,000.00	103	38,960,820.29	13.35
400,000.01 - 450,000.00	93	39,700,752.58	13.60
450,000.01 - 500,000.00	94	45,162,053.40	15.48
500,000.01 - 550,000.00	45	23,666,267.48	8.11
550,000.01 - 600,000.00	32	18,364,029.47	6.29
600,000.01 - 650,000.00	36	22,630,803.72	7.75
650,000.01 - 700,000.00	31	20,937,272.63	7.17
700,000.01 - 750,000.00	31	22,774,013.48	7.80
750,000.01 - 800,000.00	2	1,567,500.00	0.54
800,000.01 - 850,000.00	3	2,507,356.59	0.86
850,000.01 - 900,000.00	13	11,450,382.92	3.92
900,000.01 - 950,000.00	3	2,812,000.00	0.96
950,000.01 - 1,000,000.00	14	13,813,029.81	4.73
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 1 Mortgage Loans is expected to be approximately $500,567.

Original Loan-To-Value Ratios of the Group 1 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
10.01 - 15.00	1	$421,598.59	0.14%
15.01 - 20.00	4	2,234,000.00	0.77
20.01 - 25.00	6	3,558,968.04	1.22
25.01 - 30.00	5	3,130,670.12	1.07
30.01 - 35.00	8	3,723,004.48	1.28
35.01 - 40.00	7	4,815,933.07	1.65
40.01 - 45.00	8	4,324,945.21	1.48
45.01 - 50.00	17	8,667,691.87	2.97
50.01 - 55.00	21	10,329,584.23	3.54
55.01 - 60.00	25	13,241,877.79	4.54
60.01 - 65.00	35	17,107,725.05	5.86
65.01 - 70.00	57	29,544,960.62	10.12
70.01 - 75.00	90	50,395,464.03	17.27
75.01 - 80.00	277	131,671,329.83	45.12
80.01 - 85.00	2	767,226.38	0.26
85.01 - 90.00	13	5,382,907.79	1.84
90.01 - 95.00	7	2,512,531.51	0.86
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 1 Mortgage Loans is expected to be approximately 70.25%.

Current Mortgage Interest Rates of the Group 1 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
5.001 - 5.250	3	$1,325,584.57	0.45%
5.251 - 5.500	3	1,804,215.40	0.62
5.501 - 5.750	8	4,260,210.34	1.46
5.751 - 6.000	54	26,346,742.49	9.03
6.001 - 6.250	147	73,251,282.70	25.10
6.251 - 6.500	203	102,721,584.21	35.20
6.501 - 6.750	120	60,973,076.79	20.89
6.751 - 7.000	37	17,186,762.55	5.89
7.001 - 7.250	8	3,960,959.56	1.36
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 1 Mortgage Loans is expected to be approximately 6.399%.

Gross Margins of the Group 1 Mortgage Loans

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	583	$291,830,418.61	100.00%
Total:	**583**	**$291,830,418.61**	**100.00%**

Rate Ceilings of the Group 1 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
10.001 - 10.250	3	$1,325,584.57	0.45%
10.251 - 10.500	3	1,804,215.40	0.62
10.501 - 10.750	8	4,260,210.34	1.46
10.751 - 11.000	54	26,346,742.49	9.03
11.001 - 11.250	147	73,251,282.70	25.10
11.251 - 11.500	203	102,721,584.21	35.20
11.501 - 11.750	120	60,973,076.79	20.89
11.751 - 12.000	37	17,186,762.55	5.89
12.001 - 12.250	8	3,960,959.56	1.36
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 1 Mortgage Loans is expected to be approximately 11.399%.

First Adjustment Date of the Group 1 Mortgage Loans (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
January 1, 2007	1	$475,297.66	0.16%
February 1, 2007	2	808,507.25	0.28
March 1, 2007	22	12,045,142.79	4.13
April 1, 2007	190	95,224,427.06	32.63
May 1, 2007	368	183,277,043.85	62.80
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Group 1 Mortgage Loans is expected to be approximately 60 months.

Remaining Terms of the Group 1 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
161 – 180	1	$380,000.00	0.13%
281 – 300	1	470,000.00	0.16
341 – 360	581	290,980,418.61	99.71
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 1 Mortgage Loans is expected to be approximately 359 months.

Credit Scoring of Mortgagors of the Group 1 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
801 - 850	14	$7,439,925.93	2.55%
751 - 800	209	105,391,089.34	36.11
701 - 750	220	105,676,097.67	36.21
651 - 700	109	57,702,303.90	19.77
601 - 650	31	15,621,001.77	5.35
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

Collateral Summary of Group 2 Mortgage Loans

Description of The Group 2 Mortgage Loans

The Group 2 Mortgage Loans consist of 7/1 one year LIBOR Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 7 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Group 2 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$81,666,639	
Total Number of Loans		158	
Average Loan Principal Balance		$516,877	$310,000 to $1,000,000
WA Gross Coupon		6.453%	5.000% to 7.375%
WA FICO		743	623 to 811
WA Original Term (mos.)		360	360 to 360
WA Remaining Term (mos.)		359	358 to 360
WA OLTV		66.28%	14.05% to 80.00%
WA Months to First Adjustment Date		83	82 to 84
WA Gross Margin		2.250%	
WA Rate Ceiling		11.453%	10.000% to 12.375%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	70.82%	
	TX	5.01%	
	VA	4.28%	
	GA	3.32%	
	NC	2.17%	

Collateral Summary of Group 2 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 2 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary	148	$76,445,486.04	93.61%
Secondary	10	5,221,152.50	6.39
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 2 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family	93	$49,204,324.83	60.25%
PUD Detach	46	23,123,296.50	28.31
Condominium	16	7,907,436.87	9.68
PUD Attach	3	1,431,580.34	1.75
Total:	**158**	**$81,666,638.54**	**100.00%**

Mortgage Loan Purpose of the Group 2 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Purchase	76	$40,390,271.91	49.46%
R/T REFI	58	30,380,112.80	37.20
C/O REFI	24	10,896,253.83	13.34
Total:	**158**	**$81,666,638.54**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 2 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
California	111	$57,837,908.26	70.82%
Texas	6	4,093,021.10	5.01
Virginia	8	3,491,599.59	4.28
Georgia	6	2,711,221.81	3.32
North Carolina	4	1,770,604.45	2.17
Washington	3	1,416,901.47	1.73
Colorado	2	1,220,280.40	1.49
Illinois	2	1,010,990.66	1.24
Connecticut	2	902,683.83	1.11
New Mexico	1	875,410.06	1.07
Maryland	2	808,113.07	0.99
District of Columbia	2	758,010.29	0.93
Hawaii	1	748,672.91	0.92
Nevada	1	680,250.00	0.83
Florida	1	674,389.79	0.83
Arizona	2	674,222.33	0.83
New York	1	564,463.90	0.69
Tennessee	1	556,019.06	0.68
South Carolina	1	499,025.56	0.61
Massachusetts	1	372,850.00	0.46
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 2.59% of the Group 2 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 2 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
300,000.01 - 350,000.00	17	$5,649,159.20	6.92%
350,000.01 - 400,000.00	35	13,262,016.18	16.24
400,000.01 - 450,000.00	23	9,896,184.53	12.12
450,000.01 - 500,000.00	20	9,545,609.66	11.69
500,000.01 - 550,000.00	9	4,781,473.06	5.85
550,000.01 - 600,000.00	13	7,540,717.76	9.23
600,000.01 - 650,000.00	11	6,962,767.70	8.53
650,000.01 - 700,000.00	7	4,760,808.24	5.83
700,000.01 - 750,000.00	9	6,645,763.56	8.14
750,000.01 - 800,000.00	4	3,163,057.03	3.87
800,000.01 - 850,000.00	1	805,000.00	0.99
850,000.01 - 900,000.00	3	2,658,796.32	3.26
950,000.01 - 1,000,000.00	6	5,995,285.30	7.34
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 2 Mortgage Loans is expected to be approximately $516,877.

Original Loan-To-Value Ratios of the Group 2 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
10.01 - 15.00	1	$884,180.31	1.08%
20.01 - 25.00	1	454,588.67	0.56
30.01 - 35.00	4	2,164,892.88	2.65
35.01 - 40.00	3	1,467,706.27	1.80
40.01 - 45.00	6	3,181,239.40	3.90
45.01 - 50.00	12	5,696,490.10	6.98
50.01 - 55.00	8	4,530,087.18	5.55
55.01 - 60.00	14	6,983,535.13	8.55
60.01 - 65.00	10	5,556,058.91	6.80
65.01 - 70.00	19	10,873,481.70	13.31
70.01 - 75.00	18	10,364,626.67	12.69
75.01 - 80.00	62	29,509,751.32	36.13
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 2 Mortgage Loans is expected to be approximately 66.28%.

Current Mortgage Interest Rates of the Group 2 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
less than 5.000	1	$574,612.92	0.70%
5.001 - 5.250	1	449,483.83	0.55
5.251 - 5.500	2	902,000.48	1.10
5.501 - 5.750	1	382,100.64	0.47
5.751 - 6.000	6	2,815,559.62	3.45
6.001 - 6.250	33	17,747,132.54	21.73
6.251 - 6.500	57	29,834,717.04	36.53
6.501 - 6.750	42	21,040,397.44	25.76
6.751 - 7.000	9	5,058,834.03	6.19
7.001 - 7.250	4	1,861,800.00	2.28
7.251 - 7.500	2	1,000,000.00	1.22
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 2 Mortgage Loans is expected to be approximately 6.453%.

Gross Margins of the Group 2 Mortgage Loans

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	158	$81,666,638.54	100.00%
Total:	**158**	**$81,666,638.54**	**100.00%**

Rate Ceilings of the Group 2 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
9.751 - 10.000	1	$574,612.92	0.70%
10.001 - 10.250	1	449,483.83	0.55
10.251 - 10.500	2	902,000.48	1.10
10.501 - 10.750	1	382,100.64	0.47
10.751 - 11.000	6	2,815,559.62	3.45
11.001 - 11.250	33	17,747,132.54	21.73
11.251 - 11.500	57	29,834,717.04	36.53
11.501 - 11.750	42	21,040,397.44	25.76
11.751 - 12.000	9	5,058,834.03	6.19
12.001 - 12.250	4	1,861,800.00	2.28
12.251 - 12.500	2	1,000,000.00	1.22
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 2 Mortgage Loans is expected to be approximately 11.453%.

First Adjustment Date of the Group 2 Mortgage Loans (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
March 1, 2009	21	$10,462,845.68	12.81%
April 1, 2009	93	48,414,892.86	59.28
May 1, 2009	44	22,788,900.00	27.90
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Group 2 Mortgage Loans is expected to be approximately 83.months.

Remaining Terms of the Group 2 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
341 - 360	158	$81,666,638.54	100.00%
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 2 Mortgage Loans is expected to be approximately 359 months.

Credit Scoring of Mortgagors of the Group 2 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
801 - 850	5	$2,075,200.00	2.54%
751 - 800	74	39,404,616.85	48.25
701 - 750	56	27,807,535.39	34.05
651 - 700	19	10,203,321.15	12.49
601 - 650	4	2,175,965.15	2.66
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

MBS New Issue Term Sheet

Bank of America Mortgage Securities, Inc.

Mortgage Pass-Through Certificates, Series 2002-D
$361,036,000 (approximate)

Classes 1-A-1 and 2-A-1 (Offered Certificates)

Bank of America, N.A.
Seller and Servicer

Bank of America

May 13, 2002

BoAMS 2002-D

To Maturity

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/ Moody's)
Offered Certificates						
1-A-1	$282,263,000	Variable – Pass-thru [2]	4.10	1 - 360	5/25/2032	AAA/Aaa
2-A-1	$78,773,000	Variable – Pass-thru [3]	4.11	1 - 360	5/25/2032	AAA/Aaa
Not Offered Hereunder						
B-1	$5,042,000					Not Rated/Aa2
B-2	$2,801,000					Not Rated/A2
B-3	$2,054,000					Not Rated/Baa2
B-4	$560,000					Not Rated/Ba2
B-5	$654,000					Not Rated/B2
B-6	$1,027,300					Not Rated/Not Rated
A-PO	$322,756	Principal Only [4]				AAA/Aaa

(1) *Class sizes are subject to change.*

(2) *For each Distribution Date occurring in the month of and prior to January 2007, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For each Distribution Date occurring in the month of February 2007 and prior to May 2007, interest will accrue on the certificates at a rate equal to the Adjusted Net WAC of the Group 1 Mortgage Loans. For each Distribution Date occurring in the month of or after May 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *For each Distribution Date occurring in the month of and prior to March 2009, interest will accrue on the certificates at a rate equal to the fixed rate applicable to each such certificates. For each Distribution Date occurring in the month of April 2009, interest will accrue on the certificates at a rate equal to the Adjusted Net WAC of the Group 2 Mortgage Loans. For each Distribution Date occurring in the month of or after May 2009, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(4) *The Class A-PO Certificates are Principal Only Certificates and will be deemed for purposes of distributions of principal to consist of two Components. The Class 1-A-PO and Class 2-A-PO are Principal Only Components and will not be entitled to distributions in respect of interest except as provided below. The Components are not severable. For each Distribution Date occurring in the month of or after May 2007, interest will accrue on the Class 1-A-PO Component at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after May 2009, interest will accrue on the Class 2-A-PO Component at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

To The Rate Reset Date [4]						
Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/ Moody's)
Offered Certificates						
1-A-1	$282,263,000	Variable – Pass-thru [2]	2.89	1 - 59	4/25/2007	AAA/Aaa
2-A-1	$78,773,000	Variable – Pass-thru [3]	3.38	1 - 83	4/25/2009	AAA/Aaa

(1) *Class sizes are subject to change.*

(2) *For each Distribution Date occurring in the month of and prior to January 2007, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For each Distribution Date occurring in the month of February 2007 and prior to May 2007, interest will accrue on the certificates at a rate equal to the Adjusted Net WAC of the Group 1 Mortgage Loans. For each Distribution Date occurring in the month of or after May 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *For each Distribution Date occurring in the month of and prior to March 2009, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For each Distribution Date occurring in the month of April 2009, interest will accrue on the certificates at a rate equal to the Adjusted Net WAC of the Group 2 Mortgage Loans. For each Distribution Date occurring in the month of or after May 2009, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(4) *Assumes any outstanding principal balance on the Class 1-A-1 Certificates will be paid in full on the Distribution Date occurring in the month of April 2007 and assumes any outstanding principal balance on the Class 2-A-1 Certificates will be paid in full on the Distribution Date occurring in the month of April 2009.*

Preliminary Summary of Terms

Transaction:	Bank of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2002-D
Lead Manager (Book Runner):	Banc of America Securities LLC
Co-Managers:	Lehman Brothers Inc. and Bear, Stearns & Co. Inc.
Seller and Servicer:	Bank of America, N.A.
Trustee:	The Bank of New York
Transaction Size:	$373,497,057
Securities Offered:	$282,263,000 Class 1-A-1 Certificates $ 78,773,000 Class 2-A-1 Certificates
Group 1 Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years and thereafter the Mortgage Loans have a variable interest rate.
Group 2 Collateral:	7/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 7 years and thereafter the Mortgage Loans have a variable interest rate.
Rating Agencies:	Standard and Poor's and Moody's Investor Service, Inc. (Senior Certificates) and Moody's Investor Service, Inc. (Subordinate Certificates except for the Class B-6 Certificates)
Expected Pricing Date:	Week of May 13th, 2002
Expected Closing Date:	May 23, 2002
Collection Period:	The calendar month preceding the current Distribution Date
Distribution Date:	25th of each month, or the next succeeding Business Date (First Payment Date: June 25, 2002)
Cut-Off Date:	May 1, 2002
Senior Certificates:	Class 1-A-1, 2-A-1 and A-PO Component Certificates (the "Class A Certificates").
Subordinate Certificates:	Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates (the "Class B Certificates"). The Subordinate Certificates are not offered hereunder.

Preliminary Summary of Terms

Group 1-A Certificates and 1-A-PO Component:	Class 1-A-1 and Component: 1-A-PO
Group 2-A Certificates and Class 2-A-PO Component:	Class 2-A-1 and Component: 2-A-PO
Day Count:	30/360
Group 1 and Group 2 Prepayment Speed:	20% CPR
Clearing:	DTC, Clearstream and Euroclear

Certificates:	Original Certificate Form	Minimum Denominations	Incremental Denominations
Class 1-A-1 and 2-A-1	Book Entry	$1,000	$1
Class A-PO and Class B Certificates	Book Entry	$25,000	$1

SMMEA Eligibility:	The Class A Certificates and the Class B-1 Certificate are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	All of the Certificates, except the Class B-4, Class B-5 and Class B-6 Certificates, are expected to be ERISA eligible.
Tax Structure:	REMIC
Optional Clean-up Call:	Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 10% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance")
Principal:	Principal will be allocated to the certificates according to the Priority of Distributions: The Group 1 Senior Principal Distribution Amount will generally be allocated to the Group 1-A Certificates (other than to Class 1-A-PO that will receive principal based on the Group 1 Ratio Strip Principal Amount) until their class balances have been reduced to zero. The Group 2 Senior Principal Distribution Amount will generally be allocated to the Group 2-A Certificates (other than to Class 2-A-PO that will receive principal based on the Group 2 Ratio Strip Principal Amount) until their class balances have been reduced to zero. The Subordinate Principal Distribution Amount will generally be allocated to the Subordinate Certificates on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. After the class balance of the Senior Certificates of a Group (other than the Class A-PO Component of such Group) has been reduced to zero, certain amounts otherwise payable to the Subordinate Certificates may be paid to the Senior Certificates of the other Group (other than the Class A-PO Component of such Group. *(Please see the Priority of Distributions section.)*

Preliminary Summary of Terms

Interest Accrual:	Interest will accrue on each class of Certificates (except for Class 1-A-PO and Class 2-A-PO; interest will accrue on the Class 1-A-PO beginning in April 2007 and on the Class 2-A-PO beginning in April 2009 and thereafter) during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on May 1, 2002. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.
Administrative Fee:	The Administrative Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Administrative Fees" consist of (a) servicing compensation payable to the Servicer in respect of its servicing activities (the "Servicing Fee") and (b) fees paid to the Trustee. The Administrative Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Administrative Fee Rate") equal to the sum of the Servicing Fee for such Mortgage Loan and the Trustee Fee Rate. The Trustee Fee Rate will be 0.0040% per annum. In the month of and prior to the Distribution Date in April 2007, the Servicing Fee Rate for Group 1 Mortgage Loans will be the per annum rate equal to (i) the related Mortgage Interest Rate on the Closing Date less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however*, that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. In the month of and prior to the Distribution Date in April 2009, the Servicing Fee Rate for Group 2 Mortgage Loans will be the per annum rate equal to (i) the related Mortgage Interest Rate on the Closing Date less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however*, that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. In the month of and after the Distribution Date in May 2007 for the Group 1 Mortgage Loans and May 2009 with respect to the Group 2 Mortgage Loans, the Servicing Fee Rate will equal 0.250% per annum for each related Mortgage Loan.
Adjusted Net WAC:	The Adjusted Net WAC of the Mortgage Loans of each Loan Group is equal to (A) the sum of the product, for each Mortgage Loan of such Loan Group, of (i) the Net Mortgage Interest Rate for such Mortgage Loan multiplied by (ii) the Stated Principal Balance of such Mortgage Loan on the due date of the month preceding the month of such Distribution Date divided by (B) the sum of the product of, for each Mortgage Loan of such Loan Group, of (i) the Non-Ratio Strip Percentage for such Mortgage Loan multiplied by (ii) the Stated Principal Balance of such Mortgage Loan on the due date of the month preceding the month of such Distribution Date.

Preliminary Summary of Terms	
Group 1 Pool Distribution Amount:	The Group 1 Pool Distribution Amount with respect to any Group 1 Mortgage Loans on any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Group 1 Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Group 1 Mortgage Loans, by foreclosure or otherwise (collectively, "Group 1 Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Group 1 Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Group 1 Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.
Group 2 Pool Distribution Amount:	The Group 2 Pool Distribution Amount with respect to any Group 2 Mortgage Loans on any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Group 2 Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Group 2 Mortgage Loans, by foreclosure or otherwise (collectively, "Group 2 Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Group 2 Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Group 2 Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Preliminary Summary of Terms	
Group 1 Senior Percentage:	For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Group 1-A Certificates (other than the Class 1-A-PO Component) divided by (ii) the aggregate principal balance of the Non-Ratio Strip Percentage of the Group 1 Mortgage Loans.
Group 1 Subordinated Percentage:	For any Distribution Date the percentage equal to 100% minus the Group 1 Senior Percentage for such date.
Group 2 Senior Percentage:	For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Group 2-A Certificates (other than the Class 2-A-PO Component) divided by (ii) the aggregate principal balance of the Non-Ratio Strip Percentage of the Group 2 Mortgage Loans.
Group 2 Subordinated Percentage:	For any Distribution Date the percentage equal to 100% minus the Group 2 Senior Percentage for such date.

Preliminary Summary of Terms

Group 1 and Group 2 Senior Prepayment Percentage:

For the following Distribution Dates, will be as follows:

Distribution Date	Group 1 and 2 Senior Prepayment %
June 2002 through May 2009	100%;
June 2009 through May 2010	the applicable Group 1 or Group 2 Senior Percentage plus, 70% of the applicable Group 1 or Group 2 Subordinate Percentage;
June 2010 through May 2011	the applicable Group 1 or Group 2 Senior Percentage plus, 60% of the applicable Group 1 or Group 2 Subordinate Percentage;
June 2011 through May 2012	the applicable Group 1 or Group 2 Senior Percentage plus, 40% of the applicable Group 1 or Group 2 Subordinate Percentage;
June 2012 through May 2013	the applicable Group 1 or Group 2 Senior Percentage plus, 20% of the applicable Group 1 or Group 2 Subordinate Percentage;
June 2013 and thereafter	the applicable Group 1 or Group 2 Senior Percentage;

provided, however,

(i) if on any Distribution Date a fraction equal to the sum of (a) the Group 1-A Certificates Balances and (b) the Group 2-A Certificates Balances divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans exceeds a fraction equal to the sum of (x) the Group 1-A Certificates Balances and (y) the Group 2-A Certificates Balances divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans as of the Closing Date,

Preliminary Summary of Terms

	(ii) if on any Distribution Date prior to the June 2005 Distribution Date, prior to giving effect to any distributions, a fraction equal to the sum of (a) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 1 Mortgage Loans and (b) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 2 Mortgage Loans for such Distribution Date divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans is greater than or equal to a fraction equal to twice the sum of (x) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 1 Mortgage Loans and (y) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 2 Mortgage Loans divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans as of the Closing Date, then the Group 1 and Group 2 Senior Prepayment Percentage for such Distribution Date will equal the Group 1 and Group 2 Senior Percentage plus 50% of the Group 1 and Group 2 Subordinate Percentage, and (iii) if on or after the June 2005 Distribution Date, prior to giving effect to any distributions, the sum of (a) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 1 Mortgage Loans and (b) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 2 Mortgage Loans for such Distribution Date divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans is greater than or equal to a fraction equal to twice the sum of (x) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 1 Mortgage Loans and (y) the aggregate principal balance of the Subordinated Percentage of the Non Ratio Percentage of the Group 2 Mortgage Loans divided by the sum of the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 1 Mortgage Loans and the aggregate Non-Ratio Strip Percentages of the principal balances of the Group 2 Mortgage Loans as of the Closing Date, then the Group 1 and Group 2 Senior Prepayment Percentage for such Distribution Date will equal the Group 1 and Group 2 Senior Percentage.
Net Mortgage Interest Rate:	As to any Mortgage Loan and Distribution Date, such Mortgage Loan's Mortgage Interest Rate thereon on the first day of the month proceeding the month of the related Distribution Date reduced by the Servicing Fee Rate applicable to each Mortgage Loan and the Trustee Fee Rate.

Preliminary Summary of Terms	
Group 1 Discount Mortgage Loan:	Any Group 1 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Group 1 Premium Mortgage Loan:	Any Group 1 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Group 2 Discount Mortgage Loan:	Any Group 2 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Group 2 Premium Mortgage Loan:	Any Group 2 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Non-Ratio Strip Percentage:	As to any Group 1 Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Group 1 Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Group 2 Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Group 2 Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Mortgage Loan that is not a Discount Mortgage Loan, 100%.
Ratio Strip Percentage:	As to any Discount Mortgage Loan, 100% minus the Non-Ratio Strip Percentage for such Mortgage Loan. As to any Mortgage Loan that is not a Discount Mortgage Loan, 0%.
Group 1 Ratio Strip Principal Amount:	As to any Distribution Date, the sum of the applicable Ratio Strip Percentage of (a) the principal portion of each Group 1 Monthly Payment (without giving effect to payments to certain reductions thereof due on each Group 1 Mortgage Loan on the related Due Date), (b) the Stated Principal Balance, as of the date of repurchase, of each Group 1 Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to the Pooling and Servicing Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Group 1 Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Group 1 Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Group 1 Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Group 1 Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Group 1 Mortgage Loan and (f) all Principal Prepayments on Group 1 Mortgage Loans received during the calendar month preceding the month of such Distribution.

Preliminary Summary of Terms	
Group 2 Ratio Strip Principal Amount:	As to any Distribution Date, the sum of the applicable Ratio Strip Percentage of (a) the principal portion of each Group 2 Monthly Payment (without giving effect to payments to certain reductions thereof due on each Group 2 Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Group 2 Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to the pooling and Servicing Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Group 2 Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Group 2 Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Group 2 Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Group 2 Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Group 2 Mortgage Loan and (f) all Principal Prepayments on Group 2 Mortgage Loans received during the calendar month preceding the month of such Distribution
Group 1 Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Group 1 Senior Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 1 Ratio Strip Principal Amount" for such Distribution Date and (ii) the Group 1 Senior Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 1 Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Group 2 Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Group 2 Senior Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 2 Ratio Strip Principal Amount" for such Distribution Date and (ii) the Group 2 Senior Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 2 Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.

Preliminary Summary of Terms	
Subordinate Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the sum of: (A) (i) the Group 1 Subordinate Percentage of the applicable Group 1 Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 1 Ratio Strip Principal Amount" for such Distribution Date and (ii) the Group 1 Subordinate Prepayment Percentage of the applicable Group 1 Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 1 Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses and (B) the Group 2 Subordinate Percentage of the applicable Group 2 Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Group 2 Ratio Strip Principal Amount" for such Distribution Date and (ii) the Group 2 Subordinate Prepayment Percentage of the applicable Group 2 Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Group 2 Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Class 1-A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable Ratio Strip Percentage of each Realized Loss to be allocated to the Class 1-A-PO Component on such Distribution Date or previously allocated to the Class 1-A-PO Component and not yet distributed to the Class 1-A-PO Component. Class 1-A-PO Deferred Amounts will be payable to the holders of the Class 1-A-PO Component from amounts otherwise distributable as principal to the Subordinated Certificates, in reverse order of priority beginning with the Class B-6 Certificates.
Class 2-A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable Ratio Strip Percentage of each Realized Loss to be allocated to the Class 2-A-PO Component on such Distribution Date or previously allocated to the Class 2-A-PO Component and not yet distributed to the Class 2-A-PO Component. Class 2-A-PO Deferred Amounts will be payable to the holders of the Class 2-A-PO Component from amounts otherwise distributable as principal to the Subordinated Certificates, in reverse order of priority beginning with the Class B-6 Certificates.

Credit Support

Credit support for the Offered Certificates is provided by subordination. The Subordinate Certificates are cross-collateralized and the Subordinate Certificates provide credit support to the Senior Certificates. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments to the Senior Certificates (other than the Class A-PO Certificates), subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Senior Certificates (other than the Class A-PO Certificates) over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of those Senior Certificates relative to the amortization of the Subordinate Certificates. As a result, the credit support percentage for the Class A Certificates should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates


Priority of Payment
Class A (Credit Support 3.25%)
Class B-1 (Credit Support 1.90%)
Class B-2 (Credit Support 1.15%)
Class B-3 (Credit Support 0.60%)
Class B-4 (Credit Support 0.45%)
Class B-5 (Credit Support 0.275%)
Class B-6 (Credit Support 0.00%)
Order of Loss Allocation

Priority of Distributions

Distributions will be made on each Distribution Date from the each applicable Pool Distribution Amount in the following order of priority:


Group 1 Pool Distribution Amount
First, to the Trustee
Second, to Group 1-A Certificates and Class 1-A-PO Component to pay Interest
Third, to Class 1-A-1 and Class 1-A-PO Component to pay Principal
Fourth, to Class 1-A-PO Component to pay any applicable Class 1-A-PO Component Deferred Amounts
Group 2 Pool Distribution Amount
First, to the Trustee
Second, to Group 2-A Certificates and Class 2-A-PO Component to pay Interest
Third, to Class 2-A-1 and Class 2-A-PO Component to pay Principal
Fourth, to Class 2-A-PO Component to pay any applicable Class 2-A-PO Component Deferred Amounts
Fifth, sequentially, to each class of Subordinate Certificates, subject to any payments to the Class A Certificates due to cross-collateralization, to pay Interest and Principal in the order of numerical class designations, beginning with Class B-1, until each class balance is zero
Sixth, to the residual certificate, any remaining amounts

Bond Summary to Maturity

1-A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	4.904	4.968	5.016	**5.051**	5.072	5.082	5.031
Average Life (Years)	11.269	7.459	5.372	**4.101**	3.257	2.224	1.408
Modified Duration	7.514	5.413	4.151	**3.319**	2.729	1.954	1.288
First Principal Payment Date	6/25/02	6/25/02	6/25/02	**6/25/02**	6/25/02	6/25/02	6/25/02
Last Principal Payment Date	5/25/32	5/25/32	5/25/32	5/25/32	5/25/32	5/25/32	5/25/32
Principal Payment Window (Months)	360	360	360	**360**	360	360	360

2-A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	5.251	5.359	5.434	**5.481**	5.507	5.509	5.437
Average Life (Years)	11.331	7.491	5.389	**4.111**	3.262	2.226	1.408
Modified Duration	7.296	5.283	4.071	**3.268**	2.695	1.936	1.280
First Principal Payment Date	6/25/02	6/25/02	6/25/02	**6/25/02**	6/25/02	6/25/02	6/25/02
Last Principal Payment Date	5/25/32	5/25/32	5/25/32	**5/25/32**	5/25/32	5/25/32	5/25/32
Principal Payment Window (Months)	360	360	360	**360**	360	360	360

Bond Summary to Rate Reset Date[1] [2]

1-A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	5.222	5.210	5.196	**5.181**	5.164	5.122	5.040
Average Life (Years)	4.218	3.721	3.279	**2.894**	2.553	1.987	1.368
Modified Duration	3.660	3.249	2.881	**2.559**	2.273	1.793	1.260
First Principal Payment Date	6/25/02	6/25/02	6/25/02	**6/25/02**	6/25/02	6/25/02	6/25/02
Last Principal Payment Date	4/25/07	4/25/07	4/25/07	**4/25/07**	4/25/07	4/25/07	4/25/07
Principal Payment Window (Months)	59	59	59	**59**	59	59	59

2-A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	5.655	5.640	5.624	**5.606**	5.586	5.536	5.441
Average Life (Years)	5.568	4.688	3.968	**3.378**	2.885	2.130	1.399
Modified Duration	4.565	3.894	3.338	**2.877**	2.488	1.881	1.274
First Principal Payment Date	6/25/02	6/25/02	6/25/02	**6/25/02**	6/25/02	6/25/02	6/25/02
Last Principal Payment Date	4/25/09	4/25/09	4/25/09	**4/25/09**	4/25/09	4/25/09	4/25/09
Principal Payment Window (Months)	83	83	83	**83**	83	83	83

Collateral Summary of Group 1 Mortgage Loans

Description of The Group 1 Mortgage Loans

The Group 1 Mortgage Loans consist of 5/1 one year LIBOR Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Group 1 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$291,830,419	
Total Number of Loans		583	
Average Loan Principal Balance		$500,567	$308,000 to $1,000,000
WA Gross Coupon		6.399%	5.125% to 7.250%
WA FICO		731	609 to 814
WA Original Term (mos.)		360	180 to 360
WA Remaining Term (mos.)		359	180 to 360
WA OLTV		70.25%	14.07% to 95.00%
WA Months to First Adjustment Date		60	56 to 60
WA Gross Margin		2.250%	
WA Rate Ceiling		11.399%	10.125% to 12.250%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	81.68%	
	FL	3.64%	
	VA	1.75%	
	NC	1.61%	
	GA	1.60%	

Collateral Summary of Group 1 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 1 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary	544	$274,493,926.98	94.06%
Second Home	33	14,746,470.02	5.05
Investor	6	2,590,021.61	0.89
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 1 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family	343	$174,275,965.67	59.72%
PUD Detach	118	61,950,484.49	21.23
Condominium	95	41,578,041.93	14.25
2-Family	14	8,375,359.11	2.87
PUD Attach	11	4,066,636.30	1.39
4-Family	2	1,583,931.11	0.54
Total:	**583**	**$291,830,418.61**	**100.00%**

Mortgage Loan Purpose of the Group 1 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Purchase	296	$148,245,020.08	50.80%
R/T REFI	197	100,966,375.72	34.60
C/O REFI	90	42,619,022.81	14.60
Total:	**583**	**$291,830,418.61**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 1 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
California	472	$238,379,491.70	81.68%
Florida	21	10,609,994.80	3.64
Virginia	10	5,119,484.66	1.75
North Carolina	9	4,688,439.69	1.61
Georgia	11	4,681,089.75	1.60
Massachusetts	7	3,851,192.65	1.32
Arizona	6	3,618,011.63	1.24
Illinois	8	3,532,646.58	1.21
Nevada	6	3,040,000.00	1.04
South Carolina	4	1,559,800.00	0.53
Tennessee	2	1,456,178.20	0.50
Colorado	3	1,437,050.17	0.49
Maryland	3	1,163,100.00	0.40
New York	3	1,160,336.47	0.40
Washington	3	1,025,700.00	0.35
District of Columbia	2	940,197.17	0.32
Missouri	2	753,283.35	0.26
Minnesota	2	745,376.39	0.26
Connecticut	1	626,800.00	0.21
Hawaii	1	527,545.40	0.18
Wisconsin	1	495,000.00	0.17
Kansas	1	450,000.00	0.15
Iowa	1	432,000.00	0.15
Oregon	1	431,900.00	0.15
Arkansas	1	376,800.00	0.13
West Virginia	1	369,000.00	0.13
New Mexico	1	360,000.00	0.12
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 1.59% of the Group 1 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 1 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
300,000.01 - 350,000.00	83	$27,484,136.24	9.42%
350,000.01 - 400,000.00	103	38,960,820.29	13.35
400,000.01 - 450,000.00	93	39,700,752.58	13.60
450,000.01 - 500,000.00	94	45,162,053.40	15.48
500,000.01 - 550,000.00	45	23,666,267.48	8.11
550,000.01 - 600,000.00	32	18,364,029.47	6.29
600,000.01 - 650,000.00	36	22,630,803.72	7.75
650,000.01 - 700,000.00	31	20,937,272.63	7.17
700,000.01 - 750,000.00	31	22,774,013.48	7.80
750,000.01 - 800,000.00	2	1,567,500.00	0.54
800,000.01 - 850,000.00	3	2,507,356.59	0.86
850,000.01 - 900,000.00	13	11,450,382.92	3.92
900,000.01 - 950,000.00	3	2,812,000.00	0.96
950,000.01 - 1,000,000.00	14	13,813,029.81	4.73
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 1 Mortgage Loans is expected to be approximately $500,567.

Original Loan-To-Value Ratios of the Group 1 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
10.01 - 15.00	1	$421,598.59	0.14%
15.01 - 20.00	4	2,234,000.00	0.77
20.01 - 25.00	6	3,558,968.04	1.22
25.01 - 30.00	5	3,130,670.12	1.07
30.01 - 35.00	8	3,723,004.48	1.28
35.01 - 40.00	7	4,815,933.07	1.65
40.01 - 45.00	8	4,324,945.21	1.48
45.01 - 50.00	17	8,667,691.87	2.97
50.01 - 55.00	21	10,329,584.23	3.54
55.01 - 60.00	25	13,241,877.79	4.54
60.01 - 65.00	35	17,107,725.05	5.86
65.01 - 70.00	57	29,544,960.62	10.12
70.01 - 75.00	90	50,395,464.03	17.27
75.01 - 80.00	277	131,671,329.83	45.12
80.01 - 85.00	2	767,226.38	0.26
85.01 - 90.00	13	5,382,907.79	1.84
90.01 - 95.00	7	2,512,531.51	0.86
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 1 Mortgage Loans is expected to be approximately 70.25%.

Current Mortgage Interest Rates of the Group 1 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
5.001 - 5.250	3	$1,325,584.57	0.45%
5.251 - 5.500	3	1,804,215.40	0.62
5.501 - 5.750	8	4,260,210.34	1.46
5.751 - 6.000	54	26,346,742.49	9.03
6.001 - 6.250	147	73,251,282.70	25.10
6.251 - 6.500	203	102,721,584.21	35.20
6.501 - 6.750	120	60,973,076.79	20.89
6.751 - 7.000	37	17,186,762.55	5.89
7.001 - 7.250	8	3,960,959.56	1.36
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 1 Mortgage Loans is expected to be approximately 6.399%.

Gross Margins of the Group 1 Mortgage Loans

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	583	$291,830,418.61	100.00%
Total:	**583**	**$291,830,418.61**	**100.00%**

Rate Ceilings of the Group 1 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
10.001 - 10.250	3	$1,325,584.57	0.45%
10.251 - 10.500	3	1,804,215.40	0.62
10.501 - 10.750	8	4,260,210.34	1.46
10.751 - 11.000	54	26,346,742.49	9.03
11.001 - 11.250	147	73,251,282.70	25.10
11.251 - 11.500	203	102,721,584.21	35.20
11.501 - 11.750	120	60,973,076.79	20.89
11.751 - 12.000	37	17,186,762.55	5.89
12.001 - 12.250	8	3,960,959.56	1.36
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 1 Mortgage Loans is expected to be approximately 11.399%.

First Adjustment Date of the Group 1 Mortgage Loans (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
January 1, 2007	1	$475,297.66	0.16%
February 1, 2007	2	808,507.25	0.28
March 1, 2007	22	12,045,142.79	4.13
April 1, 2007	190	95,224,427.06	32.63
May 1, 2007	368	183,277,043.85	62.80
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Group 1 Mortgage Loans is expected to be approximately 60 months.

Remaining Terms of the Group 1 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
161 - 180	1	$380,000.00	0.13%
281 - 300	1	470,000.00	0.16
341 - 360	581	290,980,418.61	99.71
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 1 Mortgage Loans is expected to be approximately 359 months.

Credit Scoring of Mortgagors of the Group 1 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
801 - 850	14	$7,439,925.93	2.55%
751 - 800	209	105,391,089.34	36.11
701 - 750	220	105,676,097.67	36.21
651 - 700	109	57,702,303.90	19.77
601 - 650	31	15,621,001.77	5.35
Total:	**583**	**$291,830,418.61**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

Collateral Summary of Group 2 Mortgage Loans

Description of The Group 2 Mortgage Loans

The Group 2 Mortgage Loans consist of 7/1 one year LIBOR Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 7 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Group 2 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$81,666,639	
Total Number of Loans		158	
Average Loan Principal Balance		$516,877	$310,000 to $1,000,000
WA Gross Coupon		6.453%	5.000% to 7.375%
WA FICO		743	623 to 811
WA Original Term (mos.)		360	360 to 360
WA Remaining Term (mos.)		359	358 to 360
WA OLTV		66.28%	14.05% to 80.00%
WA Months to First Adjustment Date		83	82 to 84
WA Gross Margin		2.250%	
WA Rate Ceiling		11.453%	10.000% to 12.375%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	70.82%	
	TX	5.01%	
	VA	4.28%	
	GA	3.32%	
	NC	2.17%	

Collateral Summary of Group 2 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 2 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary	148	$76,445,486.04	93.61%
Secondary	10	5,221,152.50	6.39
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 2 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family	93	$49,204,324.83	60.25%
PUD Detach	46	23,123,296.50	28.31
Condominium	16	7,907,436.87	9.68
PUD Attach	3	1,431,580.34	1.75
Total:	**158**	**$81,666,638.54**	**100.00%**

Mortgage Loan Purpose of the Group 2 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Purchase	76	$40,390,271.91	49.46%
R/T REFI	58	30,380,112.80	37.20
C/O REFI	24	10,896,253.83	13.34
Total:	**158**	**$81,666,638.54**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 2 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
California	111	$57,837,908.26	70.82%
Texas	6	4,093,021.10	5.01
Virginia	8	3,491,599.59	4.28
Georgia	6	2,711,221.81	3.32
North Carolina	4	1,770,604.45	2.17
Washington	3	1,416,901.47	1.73
Colorado	2	1,220,280.40	1.49
Illinois	2	1,010,990.66	1.24
Connecticut	2	902,683.83	1.11
New Mexico	1	875,410.06	1.07
Maryland	2	808,113.07	0.99
District of Columbia	2	758,010.29	0.93
Hawaii	1	748,672.91	0.92
Nevada	1	680,250.00	0.83
Florida	1	674,389.79	0.83
Arizona	2	674,222.33	0.83
New York	1	564,463.90	0.69
Tennessee	1	556,019.06	0.68
South Carolina	1	499,025.56	0.61
Massachusetts	1	372,850.00	0.46
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 2.59% of the Group 2 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 2 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
300,000.01 - 350,000.00	17	$5,649,159.20	6.92%
350,000.01 - 400,000.00	35	13,262,016.18	16.24
400,000.01 - 450,000.00	23	9,896,184.53	12.12
450,000.01 - 500,000.00	20	9,545,609.66	11.69
500,000.01 - 550,000.00	9	4,781,473.06	5.85
550,000.01 - 600,000.00	13	7,540,717.76	9.23
600,000.01 - 650,000.00	11	6,962,767.70	8.53
650,000.01 - 700,000.00	7	4,760,808.24	5.83
700,000.01 - 750,000.00	9	6,645,763.56	8.14
750,000.01 - 800,000.00	4	3,163,057.03	3.87
800,000.01 - 850,000.00	1	805,000.00	0.99
850,000.01 - 900,000.00	3	2,658,796.32	3.26
950,000.01 - 1,000,000.00	6	5,995,285.30	7.34
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 2 Mortgage Loans is expected to be approximately $516,877.

Original Loan-To-Value Ratios of the Group 2 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
10.01 - 15.00	1	$884,180.31	1.08%
20.01 - 25.00	1	454,588.67	0.56
30.01 - 35.00	4	2,164,892.88	2.65
35.01 - 40.00	3	1,467,706.27	1.80
40.01 - 45.00	6	3,181,239.40	3.90
45.01 - 50.00	12	5,696,490.10	6.98
50.01 - 55.00	8	4,530,087.18	5.55
55.01 - 60.00	14	6,983,535.13	8.55
60.01 - 65.00	10	5,556,058.91	6.80
65.01 - 70.00	19	10,873,481.70	13.31
70.01 - 75.00	18	10,364,626.67	12.69
75.01 - 80.00	62	29,509,751.32	36.13
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 2 Mortgage Loans is expected to be approximately 66.28%.

Current Mortgage Interest Rates of the Group 2 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
less than 5.000	1	$574,612.92	0.70%
5.001 - 5.250	1	449,483.83	0.55
5.251 - 5.500	2	902,000.48	1.10
5.501 - 5.750	1	382,100.64	0.47
5.751 - 6.000	6	2,815,559.62	3.45
6.001 - 6.250	33	17,747,132.54	21.73
6.251 - 6.500	57	29,834,717.04	36.53
6.501 - 6.750	42	21,040,397.44	25.76
6.751 - 7.000	9	5,058,834.03	6.19
7.001 - 7.250	4	1,861,800.00	2.28
7.251 - 7.500	2	1,000,000.00	1.22
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 2 Mortgage Loans is expected to be approximately 6.453%.

Gross Margins of the Group 2 Mortgage Loans

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	158	$81,666,638.54	100.00%
Total:	**158**	**$81,666,638.54**	**100.00%**

Rate Ceilings of the Group 2 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
9.751 - 10.000	1	$574,612.92	0.70%
10.001 - 10.250	1	449,483.83	0.55
10.251 - 10.500	2	902,000.48	1.10
10.501 - 10.750	1	382,100.64	0.47
10.751 - 11.000	6	2,815,559.62	3.45
11.001 - 11.250	33	17,747,132.54	21.73
11.251 - 11.500	57	29,834,717.04	36.53
11.501 - 11.750	42	21,040,397.44	25.76
11.751 - 12.000	9	5,058,834.03	6.19
12.001 - 12.250	4	1,861,800.00	2.28
12.251 - 12.500	2	1,000,000.00	1.22
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 2 Mortgage Loans is expected to be approximately 11.453%.

First Adjustment Date of the Group 2 Mortgage Loans (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
March 1, 2009	21	$10,462,845.68	12.81%
April 1, 2009	93	48,414,892.86	59.28
May 1, 2009	44	22,788,900.00	27.90
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Group 2 Mortgage Loans is expected to be approximately 83.months.

Remaining Terms of the Group 2 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
341 - 360	158	$81,666,638.54	100.00%
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 2 Mortgage Loans is expected to be approximately 359 months.

Credit Scoring of Mortgagors of the Group 2 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
801 - 850	5	$2,075,200.00	2.54%
751 - 800	74	39,404,616.85	48.25
701 - 750	56	27,807,535.39	34.05
651 - 700	19	10,203,321.15	12.49
601 - 650	4	2,175,965.15	2.66
Total:	**158**	**$81,666,638.54**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).